SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

February 24, 2006

Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Gentlemen:

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in the session held yesterday, February 23, 2006, agreed to submit for consideration and approval at the company’s Annual General Meeting of Shareholders, which will be held on March 31, 2006, the following matters:

1. Approved the Annual Report of the Company for the financial year 2005.

2. Approved the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2005, including the report of the independent auditors Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young in Perú.

3. Approved to postpone for another Board of Director’s session the designation of independent auditors for the year 2006, according to the solicitation made by the Audit Committee, which will present its recommendation through the proposal by the Board of Directors to the Annual General meeting.

Please note that Credicorp’s Board of Directors, in the session held on February 23, 2005, agreed to pay its shareholders a cash dividend of US$103,820,549.00, which amount to US$1.10 per share, payable on May 3, 2006, to shareholders registered as of April 12, 2006 (“Record Date”).

In accordance with CONASEV Resolution No. 107-2002-EF/94.10.0, we are enclosing the company’s Annual Report and consolidated financial statements as of December 31, 2004 together with the external auditor’s opinion, as well as the 2004 Annual Information Document, also approved by the Board.

Sincerely,

/s/Fernando Palao
Fernando Palao
Credicorp Ltd.

Credicorp Ltd. and Subsidiaries

Annual Information Document

2005

TABLE OF CONTENTS

Pág.

SECTION I
Declaration of Responsability	3

SECTION II
Business	4

SECTION III
Financial Statements	12

SECTION IV
Exhibits	34

Section I

Declaration of Responsibility

This document contains truthful and sufficiently detailed information with respect to the business activity of Credicorp Ltd. and its subsidiaries during year 2005. Notwithstanding the responsibilities of the registrant, the undersigned is responsible for the information under the scope of its competence according to applicable regulations.

/s/             WALTER BAYLY
Walter Bayly
Chief Financial and Accounting Officer

February 23, 2006

Section II

Business

General Information

Name :	Credicorp Ltd.

Address:	Centenario 156, La Molina
Lima 12 , Peru

Telephone :	51-1-313-2000
Fax :	51-1-313-2135

Incorporation

Credicorp Ltd, August 17th, 1995 in Hamilton, Bermuda, registry No. EC21045.

The duration of the society is indefinite.

Description of Business

Credicorp was formed in 1995 for the purposes of acquiring through an exchange offer (the “Exchange Offer”) the common shares of BCP, ASHC and PPS. Pursuant to the Exchange Offer, in October 1995, Credicorp acquired 90.1% of BCP; 98.2% of ASHC; and 75.8% of PPS. Credicorp’s shares began to be traded in the New York Stock Exchange, immediately after finishing the exchange offer, with a closing price at such date of US$11.61 (adjusted for stock dividends). Credicorp acquired in March 19, 1996, pursuant to an exchange offer, the remaining 1.8% outstanding shares of ASHC. Credicorp also owns 99.99% of Inversiones Credito, which is a non-financial entity with long-term investments.

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941. BCP has been the largest commercial bank in Peru since the 1920s.

ASHC was organized in December 1981 as a wholly owned subsidiary of BCP, under the name Crédito Del Peru Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers. In 1983, BCP distributed the shares of BCP International as dividends to the shareholders of BCP to protect its privately held status in the event BCP were nationalized. BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and in 1986 opened an agency in Miami and changed its name to Atlantic Security Holding Corporation.

PPS was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and leads the insurance group with the largest market share in Perú.

In November 2004, Credicorp announced the start-up of a new Private Pension Fund Management Company, Prima AFP, which operates in the Peruvian market since July 2005. Credicorp’s subsidiary Inversiones Credito is the principal shareholder in the new company, with which Credicorp returns to this business after the sale of its stake in AFP Unión in 1999.

During 2005, Prima AFP began its operations with good results, exceeding the expectations. The results of Prima reflect a growing tendency in the increasing number of clients, which permitted to close the year with near 60,000 clients. In addition, at the end of the year, Prima manages a fund of more than US$ 250 million, which is approximately 2.5% of the total fund of the Private Pension System and also exceeds in 70% the original figure projected.

BCP had important growths in all the segments of its loan portfolio during 2005, along with an improvement of its loan quality ratios Thus, as of December 2005 the past due loan ratio falls to 1.9% and the coverage ratio increased to 209%, reflecting a healthy growth. Likewise it was observed during the year a good management of portfolio recoveries generating incomes by approximately S/.95 million.

In March 2005 the sale of Banco Tequendama was done, with the respective approval of the Colombian authorities regulators. This operation was carried out in October 2004.

After three consecutive years when financial support was needed from BCP in order to cover provision expenses required by subs-tandard loans, Banco de Crédito de Bolivia had an outstanding year. More importantly, during 2005, this performance was still more successful, given that the net income reported in 2005 was two times the net income of 2004. The Bolivian subsidiary reached a net income of US$ 10.2 million, an increase of 112.5% with respect to its net income of 2004. Additionally, its loan portfolio quality improved significantly, decreasing the past due loan ratio from 11.0% at year-end 2004 to 5.8% in 2005, while the coverage of past due loans with loan provisions increased from 100.6% to 129.9% .

During 2005 ASHC has maintained a conservative but constant expansion of its business. ASHC again has shown a stable contribution for the results of Credicorp, with high profitability and low operating risk. ASHC has closed the year with a contribution of US$13.5 millions to Credicorp’s attributable net income, showing a stable performance compared with last year contribution that reached US$13.3 millions.

As of December 2005, ASHC reported a net income of US$25.2 millions, 31.5% higher than US$19.1 million of net income reached in the 2004. The net income of 2005 includes the income by dividends received from Credicorp. This increase is the result of higher cash out of Credicorp’s dividends during 2005 due to the adequate results obtained in 2004.

With respect to the insurance business, its contribution fell during 2005 due to higher claims and tough competition in the market. Thus, PPS faces a process of restructuring in order to recover the profitability reached in previous years. The results obtained by

PPS for the year are lower than the expectations. The insurance business shows an important fall in competitiveness and profitability due to high claims, mainly in two of the three business segments: medical and property and casualty. The life insurance business maintains a better profitability.

All in all, the excellent results of Credicorp’s banking business and the strategies executed by management compensated the deterioration of the insurance business’ income and Prima’s start-up looses. These results constituted a great achievement for a business of mainly Peruvian capitals and are product not only of the business management but also of the recovery and important growth of the Peruvian economy.

Shareholders

As of December 31, 2005, the company had paid-in capital of US$471,911,585, which is represented by 94,382,317, shares with a par value of US$ 5.00 each.

Shareholders with 5% or more of the company:

Participation

Atlantic Security Holding Corporation	15.49%
IN-Fondos	10.94%
HO-Fondos	8.91%
NV-Fondos	7.60%
PR-Fondos	5.66%

Shares with right to vote:

	Number of	Percentage
	Shareholders

Less than 1%	4,876	11.92%

Between 1% - 5%	3	5.97%

Between 5% -10%	3	22.17%

More than 10%	2	26.43%

(*) CEDEFAST	--	33.51%

Total	4,884	100.00%

(*) Includes holdings in CEDEFAST - DTC, for electronic clearing.

Number of employees

	2004	2005

Managers	414	372

Indefinite term: Employees	5,000	4,994

Fixed term: Employees.	5,898	6,497

Total	11,312	11,863

Description of Business

Credicorp is the largest financial services holding company in Peru. Credicorp is engaged principally in commercial banking (including trade finance and leasing), capital market activities (including corporate finance, brokerage services, asset management, trust, custody and proprietary trading and investment), insurance (including commercial property, transportation, marine hull, automobile, life, health and pension fund underwriting insurance) and since August 2005 in the Pension Funds business through its subsidiary Prima AFP.

Legal Proceedings

Credicorp and its subsidiaries are involved in certain legal proceedings incidental to the normal conduct of their business. In opinion of the Management, none of these would affect the normal development of its activities and business.

Control of Registrant

The following table sets forth the current Directors of Credicorp.

Name	Position	Years as Director (1)

Dionisio Romero	Chairman	35
Luis Nicolini	Deputy Chairman	24
Fernando Fort	Director	23
Reynaldo Llosa	Director	22
Juan Carlos Verme	Director	15
Luis Enrique Yarur	Director	8
Germán Suárez	Director	1
Felipe Ortiz de Zevallos	Director	1

_______________________________________
(1) Of Credicorp, its subsidiaries and their predecessors as of December 31, 2005

The Secretary of the Board of Directors is Dawna L. Ferguson. The Assistant Secretary of the Board of Directors is Mr. Fernando Palao.

The Audit Committe is composed of the following independent Board members:

- Luis Enrique Yarur, President
- Luis Nicolini
- Reynaldo Llosa
- Juan Carlos Verme

The compensation is paid only to the Directors that not serve in the Board of directors of BCP. The compensation is US$ 5,000 monthly, total amount agreed by the General Shareholder’s Meeting yearly. Audit Committee members perceive an additional monthly remuneration of US$5,000 by session.

Dionisio Romero Seminario
Masters degree in Business Administration from Stanford University in United States of America and BA in Economics from Pomona College-California. Mr. Romero was the Chairman of Banco de Crédito del Perú from 1966 to 1987 (with an interruption of 2 years between 1977 and 1979) and has served as a Board Member from December 1990 to the present. He is Chairman of Credicorp since 1995 and President of Atlantic Security Holding Corporation, Gran Cayman. He is Director and President of Banco de Credito de Bolivia, President of Grupo Crédito and President of BCP’s subsidiaries: Credileasing, Credifondo SAFM, Creditítulos, Inmobiliaria BCP, Soluciones en Procesamiento – Servicorp. He is also Deputy Chairman of Pacífico Peruano Suiza and Director of Banco de Crédito e Inversiones, Chile.

Luis Nicolini Bernucci
Businessman especially dedicated to industrial, financial activities. As a banker, he is Deputy Chairman of Banco de Crédito del Perú since August 1995. He is Director of BCP from March 1977 to October of 1987, and since March 1991 to date. He is also Deputy Chairman and Director of Banco de Credito de Bolivia and all of BCP’s Subsidiaries. Mr. Nicolini is Deputy Chairman of Credicorp from August of 1995 and of Atlantic Security Bank. He is Director of Inversiones Centenario, Alicorp and Pacifico Peruano Suiza. Independent board member.

Fernando Fort Marie
Lawyer and Partner at the law firm of Fort, Bertorini and Godoy. Mr. Fort has served as a Director of Banco de Credito del Peru from March 1979 to October 1987 and from March of 1990 to the present. He is Director of BCP’s Subsidiaries, Atlantic Security Bank and Banco de Credito de Bolivia. He has served as a Director of Credicorp since March 1999. He serves as a Director on the Boards of various other companies.

Reynaldo Llosa Barber
Reynaldo Llosa is a businessman and Director of Banco de Crédito from March 1980 to October of 1987 and from March 1990 to the present. He serves as Director on the Board of Banco de Crédito de Bolivia, on BCP’s subsidiaries, Atlantic Security Bank and Credicorp (from August 1995). He is the Chairman of Edelnor and member of the Board of Directors of Pacifico Compañía de Seguros, Distrilima, Generalima, Etevensa and of other companies. Independent board member.

Luis Enrique Yarur
Luis Enrique Yarur, is a businessman with an undergraduate degree in law from Universidad de Navarra and has a master degree in economics and management from IESE, Spain. Currently, he is Chairman of the Board of Empresas Juan Yarur S.A.C. and of Banco de Crédito e Inversiones (Chile). He is also Vice-President of Asociación de Bancos e Instituciones Financieras and and Director of Bolsa de Comercio de Santiago. He became Director of Credicorp on October 31, 2002. Mr. Yarur has served as Director of Banco de Crédito del Perú since February 1995. Independent board member.

Juan Carlos Verme Giannoni
Mr. Verme is a Businessman. He studied at Universidad de Zurich. Mr. Verme has served as Director of Banco de Crédito del Perú since March 1990 and as Director of Credicorp since August 1995. He is member of the Board of Atlantic Security Bank, Banco de Crédito de Bolivia and BCP’s subsidiaries. Mr. Verme also serves as Director on the Boards of Hermes Transportes Blindados S.A., Cerámica Lima S.A., Corporación Cerámica S.A. and other companies. He is also Chairman of Inversiones Centenario S.A.A. Mr. Verme is member and President of Asamblea General de Asociados del Patronato del Museo de Arte de Lima and Vice-President of Asociación Cultural Filarmonía. Independent board member.

Germán Suárez
Mr Suárez has a degree in Economics from UNMSM and Masters degree in economics from Columbia University. Mr. Suárez worked at Banco Central de Reserva del Perú from 1964 to 1990. He represented Brazil and Peru in the International Monetary Fund from 1979 to 1980. Mr. Suárez was Officer of Ministerio de Economía y Finanzas (Perú), Chairman of Banco de la Nación from 1990 to 1992 and Chairman of Banco Centralde Reserva del Peru (BCRP) from 1992 to 2001. Besides, he represented Banco de la Nación in Bladex, Extebandes and Arlabank. Member of the Board of directors of various businesses, among them, Compañía Minera Buenaventura. Chairman of G-24 of IMF from 2000 to 2001. Mr. Suárez became a Director of Credicorp on March 31, 2005. Independent Board member.

Felipe Ortiz de Zevallos
Mr. Ortiz de Zevallos has a degree in Industrial Engineering from Universidad Nacional de Ingenieria-UNI, Perú with a Masters degree in Management from Rochester University, New York and post graduate degree in Management Program from Harvard Business School. Professor and President of Universidad del Pacífico in Lima. Founder in 1977 of Grupo APOYO, being its Chairman since then. Mr. Ortiz de Zevallos is member of the Board of Directors of several businesses, among them Compañía Minera Buenaventura and non-profit organizations. He is invited columnist in newspapers and

Peruvian and international magazines and events. He is member of the Board of Credicorp since March 31, 2005. Independent Board member.

Executive Officers

Pursuant to the By-Laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more Directors, officers, employees or agents. The following table sets forth information concerning the principal executive officers of Credicorp.

Name	Position	Years of Officer(1)

Dionisio Romero	Chief Executive Officer	35 (2)
Raimundo Morales	Chief Operating Officer	26
Carlos Muñoz	Executive Vice President	25
Walter Bayly	Chief Financial and Accounting Officer	12
José Luis Gagliardi	Senior Vice President-Administration Human Resources	25 (3)
Arturo Rodrigo	Senior Vice President-Insurance	30
(To December 31, 2005)

________________________________________
(1) OF Credicorp, its subsidiaries and their predecessors as of December 31, 2005.
(2) Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3) Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

Dionisio Romero, detailed in the preceding section.

Raimundo Morales, the Chief Operating Officer of Credicorp, is also the General Manager of BCP, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990 he was the General Manager of ASB in Miami. He rejoined BCP as General Manager in 1990. Mr. Morales received his Masters degree in Finance from the Wharton School of Business in the United States.

Carlos Muñoz, the Executive Vice President of Credicorp and, the Deputy General Manager of BCP, is also the President of ASB. He previously served as Senior Vice President and Manager of BCP’s Metropolitan Division Group and later managed the Retail Banking Group as an Executive Vice President. Previously, Mr. Muñoz held positions as an Investment Officer for the International Finance Corporation (World Bank Group) in Washington, D.C. and with the Philadelphia National Bank in Philadelphia, Paris and Buenos Aires, where his last position was Assistant Vice President and Regional Representative. From 1988 to 1990, Mr. Muñoz served as Executive Vice President of ASB. Mr. Muñoz received his Masters degree in Finance from the Wharton School of Business in the United States.

José Luis Gagliardi, the Senior Vice President, Administration and Human Resources of Credicorp and Executive Vice President of Administration of BCP, first joined BCP in 1981. From March 1981 until December 1988 he served as the Manager of Human Resources and Central Manager of Resources and Administration. In 1988, Mr. Gagliardi left BCP to manage Human Resources for Bank of America’s Latin American Division. He rejoined BCP in November 1990.

Walter Bayly, was appointed Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of BCP in April 2004. Previously, Mr. Bayly held various other management positions within BCP, having managed the Wholesale Banking, Middle Market Banking, Systems and Organization, and Investment Banking groups. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance and after ten years at Citibank in Lima, New York, México, and Caracas, where he worked primarily in the Corporate Finance and Loan Syndication groups. Mr. Bayly received a Bachelor degree in Business Administration from Universidad del Pacífico in Lima, Perú, and a Masters degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

Arturo Rodrigo, is the Senior Vice President, Insurance for Credicorp and is the General Manager of PPS. Prior to joining PPS in 1976, Mr. Rodrigo worked at La Vitalicia Compañía de Seguros. Before becoming General Manager of PPS, Mr. Rodrigo held various management positions at PPS, managing both the technical area and the commercial property line.

Section III

FINANCIAL STATEMENTS

A. CREDICORP LTD. AND SUBSIDIARIES

NET INCOME

Credicorp’s operating results are evidence of the dynamic expansion of Credicorp’s businesses, reaching an unprecedented net profit in 2005. For the twelve months ended December 31, 2005, Credicorp achieved a consolidated net profit of US$ 181.9 million attributable to the parent company; this was 39% greater than the net profit of US$ 130.7 million that was obtained during the same period of 2004, or earnings per share of US$ 2.28 versus US$ 1.64, respectively..

These results are explained by a major expansion of Credicorp’s banking business. The strategy applied during 2005, which focused on expanding those businesses that offered higher growth and better margins in retail banking (which grew 27% during the year), as well as the expansion of transactional business, taking advantage of BCP’s solid customer base (with fees for banking services rising 11% in the year) proved fruitful, leading to the growth of both financial and non-financial income.

This focus positioned Credicorp to also benefit from the expansion and steady growth of the Peruvian economy, which in addition to allowing income growth, contributed to improving portfolio quality. This led to lower levels of portfolio provisions, as well as the recovery of write-offs from prior periods, resulting in an unusually negative position for net provisions for 2005, and thus contributing even more to the increase in net income.

In the insurance activities, however, the accumulated income for 2005 was 19% below results for the previous year. This is a result of the challenges that were previously identified in three areas of Credicorp’s insurance business (strong overall competition, higher claims on marine hull risks, lower results in the health area, etc).

While the new PRIMA operation (Credicorp’s pension fund administrator) has generated high expectations due to the good results achieved to date (PRIMA’s current portfolio has reached nearly US$ 250 million with almost 60,000 members), it continues to have a negative contribution to Credicorp’s results, in accordance with projections.

Despite this, the superior income levels achieved this year managed to offset the income decline in the insurance business, while also absorbing the start-up losses for the new PRIMA operation.

Also contributing to this improvement was the Company’s ability to successfully apply cost-control policies. This has allowed Credicorp to obtain income growth with a reduction in overall expenses, which more that compensates for the increase in personnel expenses. The net result was a year-to-year reduction of total expenses of 3.4% .

As a result, Credicorp has been able to achieve strong growth while maintaining a solid balance sheet, an extremely sound portfolio and a sufficiently high capital position that positions the Company for future expansion.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Twelve months ended

	31.12.2004	31.12.2005	Var.

INTEREST INCOME
Interest on loans	426,537	446,582	4.70%
Interest and dividends on investments:	3,492	1,925	-44.87%
Interest on deposits with banks	20,143	37,127	84.32%
Interest on trading securities	92,235	130,215	41.18%
Total Interest Income	542,407	615,850	13.54%

INTEREST EXPENSE
Interest on deposits	95,497	117,655	23.20%
Interest on borrowed funds	16,367	21,805	33.22%
Other interest expense	48,038	37,116	-22.74%
Total Interest Expense	159,902	176,576	10.43%

Net Interest Income	382,505	439,274	14.84%

Provision for possible loan losses, net (1)	16,131	-6,356	-139.40%

Net interest income after provision for
possible loan losses	366,373	445,630	21.63%

OTHER INCOME
Fees and commissions from banking services	192,125	205,701	7.07%
Net gains from sales of securities	10,135	8,967	-11.52%
Net gains on foreign exchange transactions	24,165	29,286	21.19%
Other income (1)	25,009	23,874	-4.54%
	251,435	267,828	6.52%

PREMIUMS AND CLAIMS ON INSURANCE ACTIVITIES
Net premiums earned	202,021	218,955	8.38%
Net claims incurred	-34,791	-42,569	22.36%
Increase in future policy benefits for life and health	-113,604	-132,931	17.01%
	53,626	43,455	-18.97%

OTHER EXPENSES
Salaries and employee benefits	188,960	206,656	9.36%
General, administrative, and other taxes	153,710	138,294	-10.03%
Depreciation and amortization	46,595	38,876	-16.57%
Other	91,088	83,956	-7.83%
Merger costs	3,742	0	-100.00%

Translation result	6,316	-9,600	-251.98%

Net Income before income tax	193,655	279,532	44.35%

Employee profit sharing(2)	-6,647	-11,135	67.54%
Income Tax	-45,497	-73,546	61.65%
NET INCOME	141,511	194,851	37.69%
Minority Interest	-10,764	-12,968	20.47%
NET INCOME ATTRIBUTABLE TO HOME OFFICE	130,747	181,883	39.11%

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.
(2)Previously reported as part of personnel expenses.

Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to net income as follows:

(US$Mn)	12M04	12M05	Var

Banco de Crédito BCP(1)	111.4	176.5	58.4%
BCB	4.8	10.2	112.5%
Atlantic	13.3	13.5	1.5%
PPS	9.6	5.6	-41.7%
Credicorp and Grupo Credito (2)	-3.6	-13.7	280.6%
Prima	-	-7.6
Net income attributable to	130.7	181.9	39.2%

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito, Credicorp Securities and others.

During the fourth quarter of 2005, the Credicorp and others concept contributed a net loss of US$ 13.7 million, explained mainly by losses in Prima AFP, which amounted to US$ 7.6 million for the year.

The contributions to Credicorp’s net attributable income from Banco de Crédito BCP and Pacífico Peruano Suiza are the results obtained under IFRS rules in U.S. Dollars, net of minority interests and eliminations for consolidation purposes. BCP contributed with US$176.5 millions to the benefits of Credicorp and reached a net income of US$184.2 million during 2005.

The contribution of Pacifico Peruano Suiza to Credicorp in 2005 was US$5.6 million lower than the contribution of US$ 9.6 million reached in 2004. The net income of PPS in 2005 was US$7.1 million, due to eliminations and minority interest of US$1.4 million

Atlantic Security Holding Corporation contributed with US$ 13.5 million. The accumulated contribution as of December is lower than the result of US$ 25.2 million in its books due to the elimination, for consolidation purposes, of US$11.7 million in dividends received from Credicorp.

INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income. Additional minor reclassifications, also with no effect on net income, have been made affecting the captions of Commissions for banking services, Net premiums earned, and Other expenses.

Net interest income during 2005 grew 13.5% compared to the previous year, while interest expenses rose at a lower rate, increasing only 10.4% for the year, resulting in an accumulated improvement in the net interest margin (NIM) for the year.

There was a solid growth in loans during 2005, 9.29% compared with the previous year. Interest income on loans grows thus in 4.70% for the exercise of 2005. The evolution of the MNI for the year shows an increment of almost 4%, achieving an NIM of 5.59% for 2005 compared to 5.38% for 2004, contributing thus to better results for Credicorp.

Non-interest income, not including premiums and health fees, was US$ 267.8 million in 2005, growing 6.52% compared with 2004. Nevertheless, banking service fees, the most important line item in this area, as well as the gains from exchange operations, did demonstrate dynamic expansion, rising 7.07% and 21.19%, respectively, compared to 2004 exercise. Non-interest income components were as follows:

(In US$ millions)	2004	2005	Var

Commissions for banking services	192.1	205.7	7.1%
Gains from sale of securities	10.1	9.0	-11.5%
Gains from foreign exchange	24.2	29.3	21.2%
Other non-interest income	25.0	23.9	-4.5%

Total Non-Interest Income	251.4	267.8	6.5%

Net revenue from insurance activity, premiums and health fees net of claims and health costs, was as follows:

(In US$ millions)	2,004	2,005	Var

Premiums earned and health fees
Net Premiums earnes	202.0	219.0	8.4%
Claims and health costs incurred	(34.8)	(42.6)	22.4%
Increase in costs for future benefits for life
policies	(113.6)	(132.9)	17.0%
	53.6	43.5	-19.0%

Although total insurance premiums rose by 4%, when comparing the 4Q05 to the 4Q04, net premiums and fees earned, as well as the underwriting results (net of claims and health costs) posted significant declines, reflecting lower competitiveness and profitability in the insurance business. Income from insurance activity therefore, dropped 19.0% compared to 2004, which is due mainly to an increase in claims in general and medical insurance.

OTHER NON-INTEREST EXPENSES

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, have been reclassified into a separate line item, with no effect on net income.

Other non-interest expenses amounted to US$ 467.8 million for 2005, 3.4% lower than expenses for the previous year. This reduction resulted from reversing the provisions related to the value of the Credicorp stock which is the base for the stock appreciation rights that form part of management’s incentive plan, included under the heading ‘Other Expenses’. Excluding the effects resulting from the recent volatility of Peruvian stock prices caused by political events, expenses did increase, namely higher personnel expenses, due to the greater expansion of the business. However, as a whole, the strict cost-controls in the general and administrative expenses resulted in total expense reductions and the consequent improvement in Credicorp’s efficiency ratios.

Credicorp’s other expense components had the following variations:

(% change and US$ millions)	2004	2005	Var

Salaries and employee benefits	189.0	206.7	9.4%
General, administrative, and taxes	153.7	138.3	-10.0%
Depreciation and amortization	46.6	38.9	-16.6%
Other	91.1	84.0	-7.8%
Merger costs	3.7	0.0	-100.0%
Total Other Expenses	484.1	467.8	-3.4%

Note : Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only specific line items that are shown in the income statement (see Table No. 2). Additionally, the reclassifications noted at the beginning of this section affected the ratio. The efficiency ratio will be determined based on the following concepts:
- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, and iii) depreciation and amortization.
- In the denominator: i) net interest income, ii) fees and commissions on banking services, iii) gains on foreign exchange transactions, and iv) net premiums earned.

Thus the efficiency ratio improves from 48.6% to 42.9%, comparing results for the years 2004 and 2005, respectively; while operating expenses, as a percentage of average total assets, improved from 4.5% in 2004 to 4.0% in 2005. These numbers surpass the Company’s internal targets for the year.

ASSETS AND LIABILITIES

Credicorp’s total assets indicate the strong expansion of the businesses. Total assets reached US$ 11.050 billion as of December 31, 2005, increasing 21.1% compared with the same period of 2004. As noted in interest income, the strongest growth in the year’s fourth quarter is reported mainly in the investment portfolio, growing 32.5%, and its deposits&cash position, up 45% during 2005. This unusual growth in deposits&cash is the result of a heavy position in US dollars acquired to cover the exposure related to the sale of dollars "forward" due to demand from corporate customers in the face of the exchange-rate volatility during December, as a result of political events.

Although the investment portfolio posted the highest growth rate and, during 4Q05, the corporate portfolio indicated a reactivation in the growth rate, for the twelve month period, it was BCP’s strategy of focusing on the retail segments that led to solid results and loan growth, reaching 11.12% per year, a quite satisfactory level given the financial environment (With a high degree of disintermediation in the capital market).

Total loans at the end of December 2005 were US$ 5.014 billion, 9.3% greater that the balance at December 2004. Interestingly however, net loans rose at a better rate of 11.1%, thanks to a significant improvement in portfolio quality following the reactivation and continuous growth in the Peruvian economy, as well as the credit policies put into practice. This led to a reduction in past due loans and the reserves for bad loans in portfolio, with a consequent improvement in the portfolio quality ratios.

The portfolio quality indicators show the following trend:

(In US$ millions)	31.12.04	31.12.05	Var

Total loans	4,588.0	5,014.3	9.3%
Past due loans	160.4	97.4	-39.3%
Loan loss reserves(1)	253.4	197.5	-22.1%

Past due / Total loans	3.5%	1.9%	-45.7%
Reserves / Past due	158.0%	202.8%	28.4%

Past due loans were reduced by 39.2% and provisions by 22% during the present year, reaching very satisfactory levels.

This growth in the Credicorp asset portfolio is accompanied by an also sound growth in liabilities, since the least expensive liabilities, deposits, support the expansion in loans, growing on par with loans at a rate of 11.9% . Customer deposits as of December 2005, therefore show a balance of US$ 7.093 billion. The amounts owed to banks and correspondent banks show a jump that almost triples the balance as of December 2004, since they include US$ 510 million in “repos” (repurchase contracts) with the Central Bank arranged to finance the coverage of US Dollar forward-sale operations, which is also reflected in Credicorp’s assets.

Credicorp’s net equity amounted to US$ 1.190 billion at the close of December 2005, increasing 11.8% compared to equity at December 2004. This equity level indicates a high capitalization, reaching a regulatory capital / risk-weighted asset ratio of 13.2%, well above the minimums recommended by the Superintendent of Banking and Insurance (9.1%) and those recommended internationally by the Basel I Standards (8%).

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Dec. 31, 2004	Dic. 31, 2005	Var.

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	264,218	363,213	37.47%
Interest bearing deposits in banks	1,575,241	2,297,602	45.86%
	1,839,459	2,660,815	44.65%

MARKETABLE SECURITIES, net	82,513	60,927	-26.16%

LOANS	4,587,997	5,014,254	9.29%
Current	4,427,626	4,916,863	11.05%
Past Due	160,371	97,392	-39.27%
Less - Reserve for possible loan losses	-253,408	-197,494	-22.06%
LOANS NET	4,334,589	4,816,761	11.12%

INVESTMENT SECURITIES AVAILABLE FOR SALE	2,118,690	2,807,577	32.51%
REINSURANCE ASSETS	35,453	35,288	-0.47%
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	60,665	57,301	-5.54%
PROPERTY, PLANT and EQUIPMENT, net	249,083	248,718	-0.15%
DUE FROM CUSTOMERS ON ACCEPTANCES	47,635	45,423	-4.64%
OTHER ASSETS	352,501	317,041	-10.06%

TOTAL ASSETS	9,120,588	11,049,850	21.15%

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	1,356,619	1,671,621	23.22%
Interest bearing	4,983,883	5,421,807	8.79%
	6,340,502	7,093,428	11.87%

DUE TO BANKS AND CORRESPONDENTS	392,511	1,303,371	232.06%
ACCEPTANCES OUTSTANDING	47,783	45,423	-4.94%
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	398,439	464,578	16.60%
RESERVE FOR UNEARNED PREMIUMS	66,678	81,516	22.25%
REINSURANCE PAYABLE	23,612	36,580	54.92%
BONDS AND SUBORDINATED DEBT	424,227	429,365	1.21%
OTHER LIABILITIES	276,387	303,637	9.86%
MINORITY INTEREST	85,253	101,512	19.07%

TOTAL LIABILITIES	8,055,391	9,859,410	22.40%

NET SHAREHOLDERS' EQUITY	1,065,197	1,190,440	11.76%

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	9,120,588	11,049,850	21.15%

CONTINGENT CREDITS	2,017,731	2,962,498	46.82%

SUBSIDIARIES

ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

NET INCOME

Atlantic Security Holding has again proven to be a consistent contributor to Credicorp’s results, with a positive return with low risk. Atlantic has closed the year 2005 with a contribution of US$13.5 million to Credicorp’s consolidated net attributable income, showing a very stable performance compared to its contribution the previous year of US$13.3 million.

Including the dividend income resulting from its Credicorp stock, Atlantic reports a net income of US$25.2 million, 31.5% higher than in 2004 with US$19.1 million net income. This rise is clearly a result of Credicorp’s significantly higher dividend payout in 2005 based on its already improved results in 2004.

Financial and Non-financial Income

On a year-over-year comparison, Atlantic’s net interest income was lower in 8.1%, while fee income show improvements of 13.1% .

Atlantic’s net interest income reflects its conservative investment policies in what can be described as a low-risk margin business, with a return on interest earning assets for 2005 of 1.5% (excluding both dividend income and shareholdings from this calculation), that can still be considered satisfactory given a 0% bad loan to total loans ratio, and a 1.8% provision for bad loans.

Likewise, during 2005 a decrease in the net margin generated by profitable assets is produced. This is a consequence of its low risk investment portfolio and the higher rates paid on deposits due to increasing interest rates.

Provision for market risk as to December 2005 was only US$1.9 millions of an investment portfolio of US$582 millions.

Non-interest income, which includes fee income and realized gains on securities transactions before risk provisions reached US$9 million during 2004 and US$10 million for the year 2005. Nevertheless, in the two last quarters of the year, a fall of 8.5% is observed. The volatility stemms from the securities transactions, since Atlantic’s fee income generation experienced steady growth, from US$1.14 million quarterly a year ago to US$1.3 quarterly today, reaching a total of US$4.3 million in 2004, versus US$4.9 million for 2005, a healthy 14% increase.

Efficiency ratios at Atlantic reflect the low cost operations for this business. Therefore, increased returns on investments have an immediate positive effect. These ratios improve on all counts: on a QoQ and YoY basis, reaching 21.6% operating expenses/income, 0.7% operating expenses/assets and even 0.4% when including assets under management in the latter ratio.

Assets and Liabilities

The good performance of Atlantic is reflected by growth of its portfolio of Managed Funds and Deposits.

Its volume of Funds under Management grew 34.5% YoY, exceeding US$1 billion at the end of 2005. This excellent result reflects Atlantic’s ability to attract such funds based on the services it provides. This growth is the main contributor to fee generation.

Deposits also reflect the preference of its client base with growth rates in this segment of 35.8% YoY, reaching US$ 932 million in deposits at the end of 2005.

Atlantic’s loan portfolio, net of provisions, grew 5.6% on a YoY basis, reaching US$158 millions.

Additionally, its securities portfolio experienced a relatively stable performance, growing 12.3% on a YoY basis, and reaching US$ 582 million by December 2005 versus US$519 millions of the previous year.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (PPS)

The results obtained by PPS for the full year are significantly lower than expected. The insurance business largely shows a significant drop in competitiveness and profitability due to higher claims, particularly in two of its three operating areas: general and medical insurance. The life insurance business maintained a higher profitability.

Notes : Year-end figures for total premiums and health fees as well as claims and healthcare costs increased year-over-year due to the incorporation of Novasalud EPS upon its merger in August 2004.

It is important to highlight that since this merger, the property to casualty portfolio and healthcare fees account for 30.5% of total premiums. Considering that the technical margins and cost structure of the health insurance business differ highly from those of life insurance business, the financial ratios vary from previous periods.

NET INCOME

PPS had consolidated a net income of US$ 7.1 million during 2005, 47% lower than that for the previous year. The contribution of PPS to Credicorp was of US$5.6 millions, 42% smaller to the US$9.6 millions of the year 2004. To reach the contribution of PPS to Credicorp, the eliminations and minority interest of US$1.4 millions are deduced from the utility of Credicorp.

Revenue and Operating Expenses

Total premiums and Pacífico Salud health fees during the 2005 were US$359 million, 4.2% higher than the US$344.5 million for the previous year.

Additions to underwriting reserves for premiums grew by US$ 75.3 million during 2005. The increase of reserves with respect to the previous year was 16%. These were established mainly by Pacific Vida for its life annuities line.

The higher claims posted affected consolidated underwriting results for 2005, which was US$ 19.6 million, 37.1% lower with respect to the US$ 31.1 million earned in the same period of 2004.

This is reflected in the ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums), which was only 5.4% in the present year, lower than the previous year’s 9%.

The business’s had a healthy financial yield, which reached US$ 41.8 million for 2005, a figure 19.8% higher than the US$ 34.9 million of 2004. However, this was not able to offset the deterioration of the insurance underwriting results.

During 2005, general expenses were lower than the that of the previous year. The consolidated ratio of operating expenses over net earned premiums was 19.7%, while the ratio of operating expenses over average assets declined from 7.0% to 5.7% .

Business Lines

Accumulated total premiums and fees as of December 2005 consisted of:

i) General insurance lines, which amount to 48.1% of total premiums, and rose 7.8% with respect to 2004.
ii) Fees at Pacífico Salud were 21.1% of total premiums, and rose 0.2% with respect to 2004.
iii) Life and Pensions, representing 30.8% of total premiums, and rose 1.7% with respect to 2004.

In 2005, growth in Pacífico Salud and the health and medical assistance insurance line (30.5% of the portfolio) was 4.2%; fire insurance (15.6% of the total portfolio) grew by 1.8%; while automobile insurance (4.9% of the total portfolio) grew 6.2% with respect to last year.

The growth in the health business was mainly from the medical assistance line, which has grown by 14.1% . This growth is slightly above that for the market as a whole, with the corporate and personal segments that have grown more, supported by price changes.

Group life insurance and individual life insurance policies (11.4% of the total portfolio) rose 18.6%; life annuities (11.7% of the total portfolio) decreased 20.3%; while pension fund benefits insurance (6.5% of the total portfolio) grew by 30.2% ..

The Individual Life business line growth was due to the greater productivity obtained from each of the Company’s advisers, as well as the strengthened sales force in recent months.

The decrease in life annuities was due to a reduction in market volume and an increase in the price differential against the competition, weakening the competitive position of the product.

Claims

Net earned claims (net claims and health fees to net premiums and fees) for 2005 were 78.9%, compared to the 72.4% of the previous year. During 2005, PPS has increased its reserves on claims in US$5.4 millions due to the application of IFRS, with which the adjustment due to the application of international accounting practices has been completed.

Medical assistance claims were partially affected by the establishment of reserves for coverage of claims incurred but not reported, which is done following the actuarial practice demanded by the IFRS. This adjustment accounts for 2.5 of the 6.5 percentage points increase in the net loss ratio.

The claims in hulls are explained by the various coverage events that took place during the quarter, which had a US$ 2.3 million affect on our retained claims in the period.

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased during 2005 to 103.0%, compared to 97.1% in the previous year.

Investments and Assets

Investments in real estate and financial assets were US$ 638.9 million at the close of the 4Q05, 21.8% higher than the balance for the same quarter of the previous year that reach US$524.4 millions.

At the close of the fourth quarter, total assets amounted to US$ 833.6 million, 24.2% higher than the balance for the same quarter of 2004. At the close of the present period, net equity amounted to US$ 182.8 million, 27.6% above the previous year that reached US$175.8 millions.

Market Share

The Peruvian insurance market, accumulated through November 30, 2005, had total premiums of US$ 913.8 million, 13.0% higher than premiums for the same period of 2004. PPS's market share in total premiums was 28.0%, compared with the 30.4% in the same period of the 2004, with its share in the general risk and health lines 31.5% lower than the 33.0% through November of 2004, and in the life insurance and pension fund benefits lines 23.9%, lower than the 27.3% at November 2004.

BANCO DE CREDITO DE BOLIVIA (BCB)

Below is a brief discussion of the Bolivian subsidiary, which is consolidated within BCP:

Financial System in Bolivia

Banking deposits rose to US$ 2.88 billion in December 2005, from US$ 2.84 billion in September and US$ 2.56 billion at the beginning of 2005.

Loan volume in the banking system also rose during 2005, reaching US$ 2.617 billion, 8.1% greater than the balance of US$ 2.42 billion at the beginning of the year. The system-wide past due loan ratio was 11.4% at the end of December 2005 compared with the 14.0% of December 2004. The coverage of past-due loans with provisions decreased to 81.0% in December 2005, from 84.3% in December 2004.

Banco de Credito de Bolivia (BCB)

BCB’s 2005 results end the year with figures that broadly exceed the projected recovery expectations. BCB has been able to double earnings compared to the previous year, grow its portfolio by 8%, while at the same time improving its portfolio quality, obtaining better past due loan and coverage ratios than those for the Bolivian financial system. These results well-positioned BCB within the Bolivian market to maintain growth as the most solid bank in the system, in an environment that is still somewhat uncertain with respect to economic development expectations.

BCB’s market share in deposits was 14.9%, versus 13.0% in December 2004. In terms of loans, BCB had a 13.4% market share in the fourth quarter, higher than 13.1% at the close of December 2004. Thus it remained fourth in terms of loan and deposit volume, among the system’s twelve major banks.

As of December 31, 2005, BCB had total loans of US$ 346.6 million, an increase over December’s 2004 balance of US$ 320.8 million. This denotes an 8% annual rate of loan growth. This growth rate improves to 14.4% when considering growth of the performing loans. Portfolio quality continued to improve, at December 2005 total past due loans decreased to 5.8%, with US$ 20.1 million in past due loans, compared to 11.0% in December 2004. Coverage of past due loans with loan loss provisions was 129.9% in December, increasing from 100.6% at the beginning of the period. As of December 31, 2005, net equity at the Bolivian subsidiary amounted to US$ 65.7 million, up from US$ 59.8 million at the beginning of the year.

Net loan loss provisions for the twelve-month period ended December 2005 were US$ 0.2 million, compared with US$ 0.9 million provisioned as expense in 2004.

BCB’s profit in the 4Q05 was US$ 3.8 million, and US$ 3.5 million in the 3Q05. At December 2005, it had accumulated earnings of US$ 10.2 million, which more that doubles the US$ 4.8 million accumulated earnings of the previous year.

BCB’s main financial figures are shown in the following chart.

Banco de Crédito de Bolivia (“BCB”)
Key Financial Figures

(In US$ millions)	31.12.04	31.12.05

Total Loans	320.8	346.6
Past-due loans	35.4	20.1
Loan loss reserves	35.6	26.1
Total assets	457.4	570.7
Deposits	333.1	430.9
Net equity	59.8	65.7

Net income, cumulative	4.8	10.2

Past-due loans / Total loans	11.0%	5.8%
Loss reserves / Past-due loans	100.6%	129.9%

B. BANCO DE CREDITO DEL PERÚ Y SUBSIDIARIAS (BCP)

NET INCOME

From the financial statements prepared according to IFRS rules and in U.S. Dollars, consolidated net income for 2005 reflects a significant recovery in BCP’s capacity to generate income. Net income for the year was US$ 184.2 million, 58.7% greater than the US$ 116.1 million obtained in the 2004 period.

This unprecedented growth in accumulated earnings with respect to earnings for the respective 2004 period, is the result of a well-focused business strategy that led to significant improvement both in generating interest income (22% annual growth) and in non-interest income (18% annual growth) including exchange operations as well as gains obtained from the sale of securities.

Although 4Q05 saw absolute growth in loans driven by the corporate and middle market segments, those that have the greatest weight in the portfolio’s composition and which showed a significant reactivation during the latest quarter, in general terms, the engine powering this growth in financial income throughout the year, was the rise in loan volume, led by the most profitable segments, such as retail banking and SME, which grew at a rate of 27% for the year, and the income growth generated by fees for BCP’s transactional services. Overall, throughout the year there was a total growth of 17.8% in loans and approximately 11% in fee income.

2005 was affected by higher exchange rates, leading to a conversion loss of US$ 9.8 million, compared with the gain of US$ 0.7 million in 2004.

This major increase in income generation throughout BCP’s business lines was achieved without increasing operating expenses, as a result of strict internal cost controls, which remained stable in the accumulated figures for 2005.

The strong loans growth achieved during the year was accompanied by an improvement in portfolio quality, with the past due ratio declining to 1.9% in December 2005, and past due coverage increasing to 208%, reflecting a health growth. This significant improvement in portfolio quality allows not only the reduction of the expense of loan loss provisions, which decreased by 21% for the year (from US$ 36.1 million in 2004 to US$ 28.6 million in 2005), but along with good loan recovery it also led to a reversal of prior provisions and recoveries in the charge-off portfolio, generating significant extraordinary income of approximately US$ 28.5 million.

The above contributed to BCP’s excellent results for the full year 2005. This is clearly reflected in the profitability ratios reached - an outstanding return on equity of 22.9%, much higher than the 17.1% obtained in 2004.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars in thousands )

	Twelve months ended

	31.12.2004	31.12.2005	Var.

Interest income and expense
Interest income	440.989	544.063	23.4%
Less - Interest expense	125.859	158.578	26.0%
Net interest income	315.130	385.485	22.3%

Provisions for possible loan losses, net(1	8.144	0.127	-98.4%

Net interest income after provisions	306.986	385.357	25.5%

Other Income
Fees and commissions from services	189.495	210.770	11.2%
Net gains from sales of securities	2.394	6.164	157.5%
Net gains on foreing exchg. transacts.	23.730	30.144	27.0%
Other income(1)	3.709	12.553	238.4%
	219.328	259.631	18.4%

Other Expenses
Salaries and employee benefits	146.560	161.265	10.0%
General and administrative	118.792	115.863	-2.5%
Depreciation and amortization	38.096	35.080	-7.9%
Taxes other than income tax	12.965	12.669	-2.3%
Other	45.237	44.797	-1.0%
Merger costs	3.742	0.000	-100.0%
	365.392	369.674	1.2%

Result from exposure to inflation	0.739	-9.762	-1421.0%

Income before income tax	161.661	265.553	64.3%
Employee profit sharing(2)	6.647	11.250	69.3%
Income Tax	38.939	70.148	80.1%

NET INCOME	116.075	184.155	58.7%

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.

NOTE to explain the differences in reported results for BCP according to local accounting in Soles and to IFRS accounting standards in US Dollars:

BCP’s local reporting under Peruvian GAAP is done in Peruvian Soles, whereas reporting under IFRS is done in US Dollars. When converting local Soles results to US Dollars at the exchange rate of the closing date, important differences can be determined. These can be explained by:

    1. The differences in reporting of some items between the two accounting standards.
    2. The fact that BCP holds uncovered positions on the assets side in both US Dollars and Soles, generating gains/losses with exchange rate movements in both accounting books held in Dollars and in Soles.

This means, that besides the variations generated by the different accounting norms, changes in exchange rates have a notorious effect on BCP’s accounting given the exposed positions in both currencies. Furthermore, the differential generated by such exchange rate movements is exacerbated by the contrary effect such exchange rate variation has in US Dollar vs. its Soles accounting, thus, “doubling” its effect. Given a Soles devaluation, for example, BCP would register a gain in its local Soles books due to its exposed US Dollar position, whereas in BCP’s international US Dollar books, a loss is generated due to its exposed Soles position. Thus, a double effect of the same foreign exchange movement is registered.
For this reason, we would like to caution investors when analyzing BCP’s local accounting results, which are then converted to US Dollars at the exchange rate of the closing date, since these can vary significantly from BCP’s IFRS reported results within the Credicorp earnings reports.

NET INTEREST INCOME

Interest income, net of interest expense, reached US$ 385.5 million during 2005, an increase of 22.3% with respect to the US$ 315 million reached in the previous year.

Increased net interest income for 2005, compared to 2004, is mostly due to an increase of 14.4% on average interest earning assets, which rose from US$ 6.2 billion in 2004 to US$ 7.7 billion on average in 2005). This growth in assets occurs mainly under the investments line item, which grew 49.5% with respect to the previous year, since the disintermediation of the banking system by the growing capital market continues, and does not allow a more aggressive increase in the loan growth rate in the corporate/ middle markets segments. Even so, the refocusing of our portfolio, increasing the percentage of loans in the retail banking and SME segments, contributes to achieving a growth rate of 17.8% compared with the balance at December 2004, which is quite satisfactory given the current financial environment.

The accumulated net interest margin to December 2005 rose 7.1%, reaching 5.45%, compared to the 5.1% posted in the same period of the previous year. The margin rose mainly due to rises in the loan rates of foreign currency following international trends, while deposit rates rose to a lesser extent. The active and passive rates in local currency decreased during the present quarter, maintaining the margin in this currency unchanged, which is also a reflection of lower inflation rates.

NON-INTEREST INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income.

The accumulated 2005 period, reflected very low levels of net provisions. This has been not only from a lower need for provisions due to the significant recovery in portfolio quality, but also given the strong income generated from the recovery of previously written-off loans. These recoveries almost completely offset the provisions for 2005, which are already significantly lower than in 2004, showing net provisions for loans of only US$ 0.1 million for 2005.

The equally-important growth in non-financial income corresponds to the development of BCP’s transactional services. Non-interest income, which includes fee revenue and other non-interest items, was US$ 259.6 million in 2005, 18.4% higher than the US$ 219.3 million obtained during the previous year, due mainly to increased income from foreign exchange operations, which grew 27%, increased fees for banking services, which grew 11%, and the 158% increase in profit from sale of securities.

Banking service fees for 2005 rose 11% compared to 2004, reaching US$ 210.8 million, mainly due to growth in debit cards, administration and securities brokerage, mortgage loans, consulting in corporate finance and fees for loan disbursements and commitments. During the year, the most important banking services experienced the following changes:

(In US$ millions)	2004	2005	Var.

Savings accounts	24.1	24.5	1.7%
Demand deposits	25.0	26.3	5.3%
Credit cards	23.5	25.5	8.6%
Fund transfer services	17.7	20.1	13.5%
Collections fees	14.6	15.5	5.9%
Billings and payments	15.3	16.5	7.8%
Contingent and foreign trade	9.6	9.8	2.2%
Contingent credits	8.4	9.4	11.9%
Debit cards	7.0	9.8	40.3%
Corporate Finance	7.7	8.0	4.2%
Brokerage	9.1	12.6	38.9%
Commercial loans	5.1	7.4	45.9%
Insurance	5.1	5.6	9.0%
Mortgage loans	2.3	3.4	49.3%
Channels and services	1.9	2.1	9.0%
Master account	1.7	1.6	-8.2%
Personal loans	2.2	1.3	-42.6%
Micro-business credit	2.1	2.5	17.9%
Other	7.1	8.8	24.1%
Total	189.5	210.7	11.2%

During 2005, securities transactions resulted in a gain of US$ 6.1 million, compared with the gain of US$ 2.4 million for 2004. The benefits due to the better quotations continue during the present exercise. The Lima Stock Exchange General Index grew 29.4% during 2005, compared with the increase of 52.4% during 2004.

The net gain in exchange operations, which are the result of the foreign exchange buy-sell margin, were US$ 30.1 million in the present year, 27% higher than revenue in the previous year, mainly due to increased transactions volume in the quarter, given the exchange volatility generated by the political environment, as well as a preference for the banking system versus the parallel market, and an increase in buy-sell margins.

In the Other Income line, which mainly register income from the sale of foreclosed assets, rental income and reversals of previous period provisions, rose from a US$ 3.7 million as a result of reversals in the fourth quarter of 2004, to US$ 12.6 million in the fourth quarter of 2005.

II.4 OTHER NON-INTEREST EXPENSE

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, has been reclassified into a separate line item, with no effect on net income.

The trend in non-interest expense reflects the strict internal cost controls implemented this year, allowing growth obtained in the banking business without increases in total operating expenses. The non-interest expense for 2005 was US$ 369.7 millions, 1.2% greater than that of the previous year.

During 2005, approximately 43.6% of non-interest expenses was attributable to employee salaries and other expenses related to personnel, which increased 10.0% compared with the previous year. As of December 31, 2005 the number of working position stood at 7,596, an increase from the 7,494 employees reached in September 2005, but decreased with respect to the 7,694 working position in December 2004.

Although personnel expenses rose, General and Administrative expenses, which represented 31.3% of 2005 non-interest expenses, decrease 2.5% compared with expenses reported the previous year. In 2005, lower expenses occurred mainly in systems and maintenance, office supply and operating costs and communications, compensating, in part, the increase in third party fees. The following table shows the most significant general and administrative expense headings:

(In US$ millions)	2004	2005	Var.

Office supplies and operating costs	15.8	15.1	-4.70%
Communications	9.5	8.7	-8.50%
Third party fees	16.5	18.9	14.30%
Insurance and security	8	8	1.00%
Transport of currency and securities	14.6	14.3	-2.30%
Systems and maintenance	25.7	22.2	-13.70%
Advertising and marketing	18.7	18.3	-2.10%
Other G&A	10	10.3	3.40%
Total G&A	118.8	115.8	-2.50%

The Other Expense heading within Other Non-Interest Expenses, decreased 1% compared to 2004 results. During the 4Q05 this expense decreased mainly due to the reversal of provisions related to the price of Credicorp’s stock, based on which the stock appreciation rights awarded under the management incentive program are determined. Credicorp’s share price closed at US$ 22.79 in December 2005, having reached a high of US$ 28.57 in September of 2005.

As a result of this trend, total expenses only rose 1.2% for the year 2005, from US$ 365 million to US$ 370 million. One positive result of these expense controls and the improved generation of income were the significant improvements in BCP’s efficiency ratios.

NOTE :Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only specific line items that are shown in the income statement (see Table No. 5). The efficiency ratio will be determined from the following concepts:
- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, iii) depreciation and amortization, and iv) taxes other than income taxes.
- In the denominator: i) net interest income, ii) fees and commissions on banking services, and iii) gains on foreign exchange transactions.

Thus the efficiency ratio improved from 59.9% to 51.9%, comparing 2004 and 2005, respectively, as also did the ratio of operating expenses as a percentage of average total assets, which declined from 4.56% in 2004 to 3.99% in 2005.

ASSETS AND LIABILITIES

BCP’s total assets reached US$ 9.317 billion as of December 31, 2005, rising 27.4% with respect to the balance as of December 31, 2004, mainly due to growth in total loans, up 17.8%, and an increase in the investment portfolio, which grew 49.5% due to excess liquidity in the bank. There was also a 45.0% growth in deposits at the Central Bank, which contain a heavy position in US Dollars (greater than US$ 500 million) as coverage for US Dollar forward sales due to demand by corporate customers in the face of volatility in the exchange rate observed in December as a result of political events.

Consolidated total loans reached US$ 4.830 billion at the close of December 2005, increasing 17.8% with respect to December 2004 balance. Nevertheless, a better indicator of loan growth trends is the evolution of net loans, which grew 20.2% with respect to December of 2004, due to less non-performing loans and the lower requirements for provisions, whose 19.3% decline reflects reduced portfolio risk.

The greater growth of investments with respect to loans led to the loan portfolio, as of December 31, 2005, net of provisions, representing 49.7% of total assets, less than the 52.3% for the preceding year. At the end of 2005, the portions of total loans in local currency and Dollars were 23% and 77%, respectively, compared with a composition of 17% and 83%, respectively, in 2004.

With respect to BCP’s deposits and obligations, these also grow in proportion to loan growth. As of December 2005, they reached the total of US$ 6,653 million. This is 19.8% higher than the balance as of December of last year. This growth guarantees certain stability in the cost of funds comparing the present year with respect to the preceding one, demand deposits rose by 32.4%, saving deposits by 10.2%, while time deposits rose 17.1% . Deposits in local currency were 27.7% of total deposits.

The balance of due to banks and correspondents as of December 2005 reached US$ 995.1 million, 361% higher with respect to the previous year. This increase was due to mainly a funding operation through securities’ repurchase contracts with the Central Bank for more than US$ 500 million to cover the above-mentioned US Dollar forwards operations.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net		Total deposits

(In % and US$ millions)	31.12.04	31.12.05	31.12.04	31.12.05

Banco de Crédito del Perú	87.7%	89.7%	91.4%	91.9%
Banco de Crédito de Bolivia	7.4%	6.4%	6.0%	6.2%
Crédito Leasing	5.0%	4.3%	2.6%	1.9%
TOTAL%	100.0%	100.0%	100.0%	100.0%
Total BCP	US$3,857	US$4,635	US$5,553	US$6,653

Loan Portfolio

Loan portfolio composition by business segment is as follows:

(In % of total and US$ millions)			% Growth
	31.12.04	31.12.05	Anual

Corporate	1,563	1,715	9.7%
Middle market	1,042	1,177	13.0%
Retail:	1,256	1,596	27.0%
- small business	383	485	26.9%
- home mortgage	607	775	27.8%
- consumer	134	173	29.0%
- credit cards	133	163	22.1%
Total	3,861	4,488	16.2%

Note : BCP Consolidated without BCB, daily averages balance.

The evolution of BCP’s loan portfolio denotes a clear focus on the growth and development of the retail banking business, which is bringing about a restructuring of the portfolio increasing the weight of segments that are more profitable, and also offer the greatest growth potential.

At December 2005, total loans (calculated on the basis of daily averages) grew by 16.2% with respect to the same period of the previous year. During the same period, retail banking loans grew 27%, observing sustained growth in loans to SMEs (by 26.9%), mortgages (by 27.8%), consumer loans (by 29%) and credit cards (by 22.1%) .

This growth was driven by an increase in corporate loans of 9.7%, loans to the middle market of 13.0% and 27% in retail banking loans.

Contingent Credits and Managed Funds

As of December 31, 2005 contingent credits were US$ 2.753 billion, an increase of 50.2% respect to December 31, 2004, mainly due to greater operations of forwards in foreign currency and guarantees and stand-by LCs.

			31.12.05 vs.
(% change and US$ millions)	31.12.04	31.12.05	31.12.04

- Guarantees and Stand-by LCs	598	727	21.6%
- Letters of Credit	226	239	5.4%
- Acceptances	44	45	2.1%
- Foreign currency forwards	458	1,167	154.7%
- Other contingent accounts	506	575	13.5%
Total Contingent Credits	1,833	2,753	50.2%

Market Share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) on the twelve operative commercial banks, including foreign operations, as of December 31, 2005 Banco de Credito’s market share continues showing solid leadership. This was 34.4% of total loans (33.6% at September 30, 2005 and 33.0% at December 31, 2004), and 37.1% of deposits (37.1% at September 30, 2005 and 35.7% at December 31, 2004).

BCP’s market share in Peruvian mutual funds, through its Credifondo subsidiary, was 50.8% as of December 31, 2005 (50.3% at September 30, 2005 and 51.6% at December 31, 2004).

LOAN QUALITY

The outstanding performance of all portfolio quality ratios has been the result of both the recovery of the economy and the Peruvian financial system, as well as the well-managed handling of credit risk and policies.

The ratio of past due loans as a percentage of total loans improved to 1.9% in 2005 from 3.7% at December, 2004. The ratio of past due, refinanced and restructured loans as a percentage of total loans improved to 5.4% during 2005, decreasing from 9.4% in December 2004.

The figures for both past due portfolio, and refinanced loans and balances of provisions show the significant recovery in portfolio quality. The total past due portfolio as of December 31, 2005 fell 37.9% with respect to past due loans at the close of the previous year.

For the quarter, reported refinanced loans had a balance of US$ 169.2 million, a decrease with respect to the US$ 233.2 million figure for 4Q04.

Provisions also fell 19.3% with respect to the December 2004 balance, mainly due to charge-offs and improvements of portfolio quality.

The coverage ratio of loan provisions to past due loans was 207.7% at the close of the present quarter, higher than the 159.8% in 2004’s fourth quarter.

Loans believed to be unrecoverable, fully provisioned in prior periods, were charged-off during the 4Q05 in the amount of US$ 16.2 million.

The portfolio classified as substandard (i.e. deficient, doubtful and loss) was 5.0% in December 2005, decreasing from the 11.5% in December 2004. The loan classification according to risk category is as follows:

(% of Total loans and US$ millions)	31.12.04	31.12.05

A: Normal	81.10%	87.50%
B: Potential Problem	7.40%	7.50%
C: Deficient	4.50%	1.60%
D: Doubtful	4.30%	2.50%
E: Loss	2.70%	0.90%
Total	100.00%	100.00%
Total Loans	US$4,098	US$4,830

The total provisions at December 2005 reached US$ 28.7 million, a figure significantly lower than the approximately US$ 36 million at December of 2004. The increase in provisions during 4Q05 was due mainly to an increase in the level of loans that was observed at the close of the year and to greater provisions made in the consumer loan segment in 4Q05. These gross provisions represent approximately 7.4% of NII for the year, down from 11.5% last year.

Below is presented the quarterly trend in loan provisions, net:

(In US$ millions)	1T05	2T05	3T05	4T05	Total

Provisions for loan losses	4.576	6.014	3.638	14.448	28.675
Recoveries of charged-offs loans	-7.702	-5.1	-6.615	-9.131	-28.548
Provisions for loan losses, net	-3.126	0.913	-2.977	5.317	0.127

CAPITAL ADEQUACY

BCP’s capital adequacy ratios demonstrate a volume of capital that broadly exceeds the minimums demanded by Peruvian regulations and those demanded by the Basel I international standards. Peruvian regulations limit risk-weighted assets, including market-risk exposure, to a ratio of 11 to 1 (or a minimum of 9.1% of capital), while those of Basel I suggest a maximum ratio of 12.5 times (minimum of 8%).

At the end of the 4Q05 BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 9.1 to 1 (11.0%), while the corresponding consolidated ratio was 8.0 to 1 (12.4%) . Both are well below the maximum determined by the regulatory organizations.

As of December 31, 2005, risk-weighted assets include US$ 280.1 million of market-risk exposure, the coverage of which requires US$ 25.5 million of regulatory capital, and BCP’s consolidated regulatory capital was US$ 680.5 million, similar to that for September, which reached US$ 682.2 million. During the fourth quarter, regulatory capital includes US$ 31.3 million subordinated debt, an amount lower than the debt in December 2004, which reached US$ 39.4 million.

	BCP unconsolidated		BCP consolidated

(In US$ millions)	31.12.04	31.12.05	31.12.04	31.12.05

Regulatory capital	541.7	542.9	665.6	680.5
Risk weighted assets	4,176.1	4,974.8	4,626.2	5,477.3
Weighted assets / Capital	7.7	9.1	6.9	8.0
Capital / Weighted Assets	13.0%	11.0%	14.4%	12.4%

Section IV

EXHIBIT 1

COMPLEMENTARY INFORMATION

Risk Classifications

The Pacific Credit Ratings and Apoyo y Asociados Internacionales.

Issue	PCR	Apoyo

Common Stock	PCN-1	1ª
Corporative Bonds	BB-	BB-

Market Shares

Credicorp’s common shares are traded on the New York Stock Exchange (NYSE) and the Lima stock exchange. The following chart shows, for the periods indicated, the high, low and closing prices on the NYSE. The common shares are quoted in U.S. Dollars on both the NYSE and the Lima stock exchange.

CREDICORP LTD.

NYSE 2005

Cusip Number	Ticker	Period-Month	Q U O T A T I O N 2005				Average ($)

			Open ($)	Close ($)	High ($)	Low ($)

BMG2519Y1084	BAP	2005-1	15.63	17.60	17.60	15.60	16.16
BMG2519Y1084	BAP	2005-2	17.63	18.95	18.95	17.12	17.96
BMG2519Y1084	BAP	2005-3	18.99	17.15	19.20	17.06	18.14
BMG2519Y1084	BAP	2005-4	17.40	17.44	18.50	17.30	17.85
BMG2519Y1084	BAP	2005-5	17.41	18.50	19.81	17.20	18.72
BMG2519Y1084	BAP	2005-6	18.70	19.66	19.81	18.70	19.10
BMG2519Y1084	BAP	2005-7	19.66	20.50	21.56	19.52	20.20
BMG2519Y1084	BAP	2005-8	21.30	22.05	22.10	21.00	21.65
BMG2519Y1084	BAP	2005-9	22.05	28.60	28.60	22.02	24.73
BMG2519Y1084	BAP	2005-10	29.40	26.30	30.20	25.45	26.98
BMG2519Y1085	BAP	2005-11	27.40	26.40	29.10	26.40	27.97
BMG2519Y1086	BAP	2005-12	26.50	23.00	29.00	22.80	26.34

(10150) INFORMATION ON THE FULFILLMENT OF THE PRINCIPLES OF
GOOD MANAGEMENT FOR PERUVIAN COMPANIES
(Corresponding to financial year 2005)

Company Name	: CREDICORP LTD.

(Hereonafter THE COMPANY)
RUC	:

Address	: Calle Centenario 156, Las Laderas de Melgarejo, La Molina, Lima 12, Peru.

Telephone Nos	: 313-2000

Fax	: 313-2135

Web Page	: www.credicorpnet.com

Email	:

Stockbroker	: Fernando Palao

Name of the inspecting	:

company[1]

INSTRUCTIONS

In the First Section of this report, 26 recommendations of the Principles of Good Management for Peruvian Companies2 are evaluated.
For every recommendation evaluated, the COMPANY should:
a) mark with an ‘x’ the level of fulfillment considered adequate for the Subjective Evaluation, using the following scale:

0 : does not fulfill the principle
1 – 3 : partially fulfills the principle
 4 : totally fulfills the principle

b) mark with an ‘x’ one or more of the alternatives given and complete the information requested in detail for the Objective Evaluation.3

In the Second Section of this report, a series of aspects is evaluated, referred to as the rights of the shareholders, the Board of Directors, the responsibilities of THE COMPANY and the shareholders and possessions. In this section, THE COMPANY should provide the information requested, by marking with an ‘x’ one or more alternative(s) included in each question and/or giving a detailed response to the request for information.

________________________________________
1 Only applicable if the information contained in this report has been inspected by a specialized firm (for example, an auditing firm, a consultancy, etc.)
2 The text of the Principles of Good Management for Peruvian Companies can be consulted at the following web page: www.conasev.gob.pe
3 For this purpose, lines may be added to the tables included in this report, or alternatively the model tables can be replicated the number of times considered necessary.

I. FIRST SECTION: EVALUATION OF 26 PRINCIPLES

RIGHTS OF THE SHAREHOLDERS

Principles	Fulfillment
	0	1	2	3	4

1. Principle (I.C.1. second paragraph) .- Generic matters should not be included in the agenda. Matters to be dealt with should be specified in such a way that each matter is discussed separately, facilitating analysis and avoiding decisions on matters about which different opinions may be held.

					X
2. Principle (I.C.1. third paragraph) .- The venue for the General Meetings should be easy for shareholders to get to.					X

a. Indicate the number of Shareholder Meetings called by THE COMPANY during the financial year to which this report relates.

1. Type	Number
General Shareholder Meetings	-1-
General Shareholder Meetings	-

b. If shareholder meetings have been called, please provide the following information for each one.

DATE ON WHICH THE MEETING WAS CALLED*	DATE OF THE MEETING	PLACE OF THE MEETING	TYPE OF MEETING		% QUORUM	Nº OF SHAREHOLDERS IN ATTENDANCE	DURATION
			SPECIAL	GENERAL			START TIME	END
24.2.2005	31.3.2005	Calle Centenario 156 La Molina Lima	( )	(X)	89.97	39	15.00	16.10
			( )	( )
			( )	( )
			( )	( )
* If more than one meeting was called, please give the date of each one.

c. What means, apart from those included in article 43 of the General Companies Law, does THE COMPANY use to call shareholder meetings?

( ) ELECTRONIC MAIL
( ) IN PERSON WITHIN THE COMPANY
( ) TELEPHONE
(X) WEB PAGE
 (X) MAIL
( ) OTHER. Specify ......................................................................................................................
( ) NONE

d. Please say whether the means indicated in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(...)	(...)	(...)
* Give the name of the document, if not THE COMPANY’s Statutes.

(...) THEY ARE NOT REGULATED

e. If THE COMPANY has a corporate web page, is it possible to obtain the minutes of the shareholder meetings from that page?

	YES	NO
ONLY FOR SHAREHOLDERS	(...)	(...)
FOR THE GENERAL PUBLIC	(...)	( X.)

(...) THE COMPANY does not have a web page

Principle	Fulfillment
	0	1	2	3	4

3. Principle (I.C.2).- The shareholders must have the opportunity to suggest subjects for debate (within reasonable limits) on the agenda of the General Shareholder Meetings. The subjects included in the agenda must be of social interest and pertinent to the legal or statutory ambit of the Shareholder Meeting. The Board of Directors must not dismiss this type of request without giving a sound reason to the shareholder.

					X

a. Indicate whether the shareholders can include matters to be dealt with in the agenda through any other mechanism than the one stipulated in the General Companies Law (article 117 for regular anonymous companies and article 255 for open anonymous companies).

(.X.) YES          (....) NO

b. If the answer to the previous question is affirmative, please describe the alternative mechanisms.

The subjects on the agenda are always of social interest and relevant to the subject matter of the shareholder meeting. All matters that are presented in advance are considered. The Board of Directors does not dismiss requests without giving the shareholder a sound reason.

c. Indicate whether the mechanisms described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(.X)	(...)	(...)	(...)
* Give the name of the document, if not THE COMPANY’s Statutes.

(...)       THEY ARE NOT REGULATED

d. Indicate the number of requests presented by the shareholders for inclusion in the agenda for the shareholder meeting during the financial year to which this report refers.

NUMBER OF REQUESTS
RECEIVED	ACCEPTED	REJECTED
None.

Principle	Fulfillment
	0	1	2	3	4

4. Principle (I.C.4.i.).- The statutes should not impose limits on the rights of all shareholders with access to the General Shareholder Meetings to be respresented by the person they choose to designate.

					X

a. In accordance with provisions laid out in article 122 of the General Law of Companies, indicate whether THE COMPANY’s statutes limit the right of representation, restricting it:

(...) TO ANOTHER SHAREHOLDER
(...) TO A DIRECTOR
(...) TO A MANAGER
(.X) THE RIGHT OF REPRESENTATION IS NOT LIMITED

b. Please give the following information for each Shareholder Meeting held during the financial year to which this report refers:

Type of meeting		Date of the meeting	(%) Participation in relation to the total number of shareholders with the right to vote
General	Special		through power of attorney	exercise in person
(.. x .)	(...)	31.3.05	89.88	0.09
(...)	(...)
(...)	(...)
(...)	(...)
(...)	(...)

c. Please give details about the requirements and formalities necessary for a shareholder to be represented in a shareholder meeting.

FORMALITY (INDICATE WHETHER THE COMPANY REQUIRES A SIMPLE LETTER, A NOTARIAL LETTER, PUBLIC INSCRIPTION OR OTHER)	Simple letter
ADVANCE NOTICE (NUMBER OF DAYS PRIOR TO THE SHAREHOLDER MEETING THAT THE POWER OF ATTORNEY SHOULD BE PRESENTED)	Until the day before the meeting

COST (INDICATE WHETHER THE COMPANY REQUIRES PAYMENT FOR SUCH PURPOSES AND, IF SO, HOW MUCH)	No

d. Indicate whether the requirements and formalities described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER
(.X)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THEY ARE NOT REGULATED

IMPARTIAL TREATMENT OF SHAREHOLDERS

Principle	Fulfillment
	0	1	2	3	4

5. Principle (II.A.1, third paragraph).- It is recommended that the company issuing shares or other securities without the right to vote, should offer its holders the opportunity to exchange them for common shares with the right to vote, or which provide this possibility when issued.

					X

a. Has THE COMPANY carried out any share exchange process in the last five years?
None of the shares or securities issued by our institution are without the right to vote. They are all common shares and carry the same rights. There is one single type of share.

(...) YES           (...) NO               (.X.) NOT APPLICABLE

Principle	Fulfillment
	0	1	2	3	4

6. Principle (II.B).- A sufficient number of directors who are capable of exercising independent judgment in matters where there is a potential conflict of interest should be selected. For such purposes, the participation o f minority shareholders should be taken into consideration.
The independent directors are selected for their professional prestige and are not involved in the administration of the company or that of the principal shareholders.

				X

The number of directors is in line with current legal requirements and statutes and is approved by the Shareholders.

a. Indicate the number of dependent and independent directors in THE COMPANY4.

DIRECTORS	NUMBER
DEPENDENT	1
INDEPENDENT	7
Total	8

b. Indicate the special requirements (different from those necessary to be a director) needed to be an independent director of THE COMPANY?
They are selected for their professional prestige and are not involved in the Administration.

_______________________________________

4 The independent directors are those who are not involved in the administration of the issuing entity or its principle shareholders.
For these purposes, the term ‘involved’ is defined in the Regulation on Indirect Ownership, Relationship and Economic Group. The principal shareholders are those persons or companies who own five percent (5%) or more of the capital of the issuing entity.

(...)       THERE ARE NO SPECIAL REQUIREMENTS

c. Indicate whether the special requirements described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT *
(...)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(x)     THEY ARE NOT REGULATED

d. Indicate whether the directors of THE COMPANY are related within the first or second degree of consanguinity or within the first degree affinity or are spouses of:

Names and last names of the director	Related to:			Names and last names of shareholder 1/. / director /manager	Affinity	Additional information 2/.
	Shareholder 1/.	Director	Manager
None	(...)	(...)	(...)
	(...)	(...)	(...)
	(...)	(...)	(...)
1/. Shareholders with a participation equal to or greater than 5% of the shares of the company (according to type of share, including investment bonds).
2/. If there is a relationship with any of the shareholders, please indicate the amount of their shareholder participation. Should the relationship be with a member of the management, include that person’s position.

e. Should any member of the Board of Directors hold or have held any management position within THE COMPANY during the financial year covered in the present report, please give the following information:

NAMES AND LAST NAMES OF THE DIRECTOR	MANAGEMENT POSITION THAT S/HE HOLDS OR HELD	DATES OF MANAGEMENT POSITION
		START	FINISH
None

f. Should any member of THE COMPANY’s Board of Directors also be or have been a member of the Board of Directors of another company or other companies registered in the Public Stock Market Register during the financial year to which this report refers, please give the following information:

NAMES AND LAST NAMES OF THE DIRECTOR	NAME(S) OF THE COMPANY (COMPANIES)	DATE
		START	FINISH
Dionisio Romero Seminario	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Pacífico Peruano Suiza	1990 2004 2004 2004 2003	Currently Fecha 2007 2007 2006 2005
Luis Nicolini Bernucci	Banco de Crédito del Perú Credileasing	1990 2004	Currently 2007 2007

	Creditítulos Credifondo Alicorp Pacífico Peruano Suiza	2004 2004 2004 2003	2006 2007 2005
Fernando Fort Marie	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Inversiones Centenario ETEVENSA	1990 2004 2004 2004 2003 2004	Currently 2007 2007 2006 2006 Currently
Reynaldo Llosa Barber	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Inversiones Centenario Pacífico Peruano Suiza ETEVENSA	1990 2004 2004 2004 2003 2003 2004	Currently 2007 2007 2006 2006 2005 Currently
Juan Carlos Verme Giannoni	Banco de Crédito del Perú Credileasing Creditítulos Credifondo Inversiones Centenario	1990 2004 2004 2004 2003	Currently 2007 2007 2006 2006

TRANSPARENCY OF COMMUNICATION AND INFORMATION

Principle	Fulfillment
	0	1	2	3	4

7. Principle (IV.C, second, third and fourth paragraphs).- Although external audits are generally focussed on passing judgment on financial information, they may also refer to specialized reports on the following subjects: accounting reports, operational audits, systems audits, project evaluation, costing systems evaluations or implementation, tax audits, asset adjustment valuations, portfolio assessment, inventories or other special services.
It is recommended that such consultations be carried out by different auditors. Should the same auditor carry out more than one task, his/her judgment should not be affected. The company must give information on all the audits and specialist reports carried out by the auditor.
All services rendered to THE COMPANY by the auditing firm or the auditor should be declared, specifying the percentage represented by each of them and the share that represents in the revenues of the auditing firm or auditor.

					X

a. Provide the following information on the auditing firms that have provided services to THE COMPANY in the last 5 years:

NAME OF THE AUDITING FIRM	SERVICE*	PERIOD	PAYMENT**
Medina, Zaldivar, Paredes y Asociados	Financial Audit	2005	100%
Medina, Zaldivar, Paredes y Asociados	Financial Audit	2004	100%
Medina, Zaldivar, Paredes y Asociados	Financial Audit	2003	100%

Dongo – Soria Gaveglio y Asociados	Financial Audit	2002	100%
Dongo – Soria Gaveglio y Asociados	Financial Audit	2001	100%

* Include all types of services, such as financial information reports, accounting reports, operational audits, systems audits, taxation audits or other special services.
** Of the total amount paid to the auditing firm for the whole concept, indicate the percentage that corresponds to the payment for financial auditing services.

b. Describe the pre-established mechanisms for contracting the auditing firm responsible for examining the annual financial statements (including the identification of the entity within THE COMPANY responsible for choosing the auditing firm).

Upon receipt of a report from the Auditing Committee, the Board of Directors proposes the hiring of the

External Auditors at the shareholders’ meeting. The selection of Auditing Firm is the responsibility of the Auditing Committee and is ratified at the General Shareholders’ Meeting. The Auditing Firms that are invited to present their proposed fees are chosen from among those that are represented internationally and are of recognised prestige nationally. The Auditing Firm is then selected.

(...) THERE ARE NO PRE-ESTABLISHED MECHANISMS

c. Indicate whether the mechanisms described in the previous question are contained in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER
(...)	(.X.)	(...)	(...)	Normative System - Corporate Policies - Auditing Comittee
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THEY ARE NOT CURRENTLY REGULATED

d. Indicate whether the auditing firm hired to report on the financial statements of THE COMPANY from the financial year to which this report refers also reported on the financial statements of other companies within the same economic group for the same financial year.

(.X.) YES            (...) NO

NAME OF THE COMPANY/COMPANIES WITHIN THE ECONOMIC GROUP

Banco de Crédito
Credibolsa – Sociedad Agente de Bolsa
Credileasing
Credifondo y Fondos
Banco de Crédito de Bolivia
Solución Financiera de Crédito
Creditítulos
Inmobiliaria BCP
Inversiones Conexas e Inmobiliarias
Atlantic Security Holding Corp.
Atlantic Security Bank
Pacifico Peruano Suiza Cía de Seguros y Reaseguros
Pacifico Vida
Pacifico EPS
Grupo Crédito
Servicorp
Prima AFP
Credicorp Securities

e. Specify the number of meetings that were held between the hired auditing firm and the area responsible for internal auditing in the financial year to which this report relates.

NUMBER OF MEETINGS
0	1	2	3	4	5	MORE THAN 5	NOT APPLICABLE
( )	( )	( )	( )	( )	( )	(.X )	( )

Principle	Fulfillment
	0	1	2	3	4

8. Principle (IV.D.2).- Attention to particular requests for information made by the shareholders, investors in general or interest groups related to THE COMPANY, should be dealt with through the use of a form and/or responsible employees designated to that role.

				X

a. Indicate how the interest groups or shareholders of THE COMPANY can request information in such a way that their request is dealt with.

	SHAREHOLDERS	INTEREST GROUPS
ELECTRONIC MAIL	(.x )	(.x )
DIRECTLY WITHIN THE COMPANY	(.x )	(.x )
BY TELEPHONE	(.X )	(.X )
WEB PAGE	(.x )	(.x )
MAIL	(.x )	(.x )
Other. Specify.	( )	( )

b. Without compromising the CEO’s responsibilities towards handling information in accordance with article 190 of the General Companies Law, please specify the area or person in charge of receiving and processing shareholders’ requests for information. If it is a person, please include his/her position and the area in which he/she works.

AREA RESPONSIBLE	Investor Relations Area

The Investor Relations Area deals with particular requests for information from shareholders, investors and the general public. This work is carried out in collaboration with other areas that are familiar with the subjects asked about.

PERSON RESPONSIBLE
NAMES AND LAST NAMES	POSITION	AREA
Sra. Aida Kleffmann	Manager	Investor Relations

c. Indicate whether the THE COMPANY’s procedure for processing shareholders’ and/or interest groups’ requests for information is regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER
(...)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(…) THE COMPANY HAS A PROCEDURE BUT IT IS NOT REGULATED.
 (.x.) NOT APPLICABLE. THERE IS NO PRE-ESTABLISEHD PROCEDURE.

d. Indicate the number of requests for information presented by THE COMPANY’s shareholders and/or interest groups during the financial year to which this report refers.

NUMBER OF REQUESTS
RECEIVED	ACCEPTED	REJECTED
Information not available.

e. If THE COMPANY has a corporate web page, does it include a special section on corporate governance or shareholder and investor relations?

(.X.) YES         (...) NO          (...) NO WEB PAGE

f. During the financial year to which this report refers, indicate whether THE COMPANY has received any complaints from shareholders about its limiting access to information.

(...) YES          (.X.) NO

Principle	Fulfillment
	0	1	2	3	4

9. Principle IV.D.3.).- Cases where there are doubts about the confidentiality of the information requested by shareholders or groups of interest related to the company should be resolved. The criteria must be adopted by the Board of Directors and ratified by the General Shareholder Meeting, and then included in the Statutes or internal regulation of the company. In any case, the disclosure of information should not put the competitive position of the company at risk or affect the normal development of the company’s activities.

					X

a. Who decides on the confidentiality of a specific piece of information?

(.X.) THE BOARD OF DIRECTORS
( ) THE CEO
( ) OTHER. Please specify .................................................................................................

b. Describe the pre-established objective criteria that lead to certain information being considered confidential. Additionally, please indicate the number of requests for information presented by the shareholders during the financial year to which this report refers which were rejected due the confidentiality of the information.

c. The criteria applied are in line with current legal requirements, including the Law of Banking and Insurance and the Regulation of Important Facts. Confidential information includes: operations, results, strategies and projections of the corporation; commercial plans, business processes and client relations. Information about the corporation’s personnel, such as medical or labor records. Information received by the personnel of the corporation during the carrying out of their functions from clients and suppliers and technological systems and exclusive products of the corporation. There were no requests for confidential information during 2005.

(...) THERE ARE NO PRE-ESTABLISHED CRITERIA

d. Indicate whether the criteria described in the previous question are contained in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(.X)	(...)	(...)	Corporate Policies – Code of Ethics
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4

10. Principle (IV.F, first paragraph).- The company must have internal audits. The internal auditor must maintain a relationship of professional independence with the company that hires him/her in the exercising of his/her functions. The same principles of diligence, loyalty and reserve that are required of the Board of Directors and the Management must be observed.

					X

a. Indicate whether THE COMPANY has an independent area that is responsible for internal auditing.

(.x.) YES       (...) NO

b. If the answer to the previous question is affirmative, indicate who, within the organic structure of THE COMPANY, the internal audit depends on in terms of hierarchy and who this person must report to.

DEPENDS ON:	Board of Directors
REPORTS TO:	Auditing Committee

Describe the main responsibilities of the person in charge of internal auditing and indicate whether this person has other functions apart from the internal audit.

a) Carrying out periodic audits in accordance with the Annual Work Plan approved by the Auditing Committee of the Board of Directors; also, carrying out extraordinary audits when requested by the Auditing Committee of the Board of Directors, the Managers of the Corporation or its subsidiaries, or on his/her own initative.
b) Carrying out the audits totally independently, fulfilling a role that is fundamentally preventive and corrective. In the audit examinations, Generally Accepted Auditing Standards will be applied, and the respective scope of each evaluation will be determined. In the carrying out of these activities he/she will have free access to the accounting, files and documents of the subsidiaries or audited units of the Corporation, as well as other sources of information relating to them, the inspection of which is deemed necessary.
c) Ensuring that the requirements contained in the General Law of Banking, Financial and Insurance Institutions are fulfilled, and the standards issued by the competing authorities in each country in which the subsidiary or audited unit of the Corporation carries out activities and in its own Normative System.
d) Presenting the result of the completed audits to the Presidency of the Board of Directors with copies to the management in charge of the subsidiaries or audited units.
e) Carrying out the follow up to the observations and recommendations made as a consequence of the tests applied.
f) Analyzing the processes and proposing, when relevant, modifications to procedures and the incorporation of controls that will minimize risks, raise the quality of customer service and increase the efficiency and effectiveness of the Corporation.

The Auditing Division exists exclusively to carry out the Internal Auditing. It does not have any other responsibilities assigned to it.

c. Indicate whether the responsibilities described in the previous questions are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(.X)	(...)	(...)	Normative System – Structure and Functions of the Auditing Division
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THEY ARE NOT REGULATED

THE RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Principle	Fulfillment
	0	1	2	3	4

11. Principle (V.D.1).- The Board of Directors must carry out certain key functions, namely:
Evaluate, approve and direct the corporate strategy; establish the objectives and goals as well as the main action plans, the policy for follow-up, control and risk management, the annual budgets and the business plans; control the implementation of the afore-mentioned plans and budgets; and supervise the main expenditure, investments, acquisitions and transfers.

					X

a. If the Board of Directors of THE COMPANY is responsible for the function described in this principle, please indicate whether this function of the Board of Directors is contained in one or any of THE COMPANY’s documents..

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(X.)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE DESCRIBED FUNCTION BUT IT IS NOT REGULATED
(...) NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION

Principles	Fulfillment
	0	1	2	3	4
The Board of Directors must carry out certain key functions, namely:
12. Principle (V.D.2).- To select, supervise and, when necessary, replace the principal executives, as well as establishing how much to pay them.					X
13. Principle (V.D.3).- To evaluate the remuneration of the principal executives and the members of the Board of Directors, ensuring that procedures for selecting the directors are formal and transparent.
					X

a. If the Board of Directors of THE COMPANY is responsible for the functions described in this principle, please indicate whether they are regulated in any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(X.)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTIONS DESCRIBED BUT THEY ARE NOT REGULATED
(...) NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THESE FUNCTIONS

b. Specify the entity which is responsible for:

FUNCTION	BOARD OF DIRECTORS	CEO	OTHER (Specify)
HIRING AND REPLACING THE CEO	( X.)	(...)
HIRING AND REPLACING THE MANAGEMENT STAFF	(...)	(.X )
ESTABLISHING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.X.)	(...)
EVALUATING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(...)	(.X.)
EVALUATING THE SALARIES OF THE DIRECTORS	(.X.)	(...)

c. Indicate whether THE COMPANY has internal policies or defined policies for:

POLICIES FOR :	YES	NO
HIRING AND REPLACING THE PRINCIPAL EXECUTIVES	(.x.)	(...)
ESTABLISHING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.x..)	(...)
EVALUATING THE SALARIES OF THE PRINCIPAL EXECUTIVES	(.x..)	(...)
EVALUATING THE SALARIES OF THE DIRECTORS	(.x..)	(...)
SELECTING THE DIRECTORS	(.x.)	(...)

d. If the answer to the previous question is affirmative for one or more of the procedures outlined, indicate whether such procedures are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(X.)	(X.)	(...)	(...)	The Shareholders’ Meeting approves the election and the salaries of the Directors. The Salaries Committee proposes. Regulation of the Salaries Commitee.
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
14. The Board of Directors must carry out certain key functions, namely:
Principle (V.D.4).- Follow-up and control of the possible conflicts of interest between the administration, the members of the Board and the shareholders, including the fraudulent use of corporate assets and the abuse of transactions between interested parties.
					X

a. If THE COMPANY’s Board of Directors is responsible for the function described in this principle, indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(X.)	(...)	(...)	Codes of Ethics and Ethics for Financial Professionals. Policies on the denunciation system. Policies on the prevention of asset laundering.
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT IT IS NOT REGULATED
(...) NOT APPLICABLE. THE BOARD IS NOT RESPONSIBLE FOR THIS FUNCTION

b. Specify the number of conflict of interest cases that have been the subject of discussion by the Board of Directors during the financial year to which this report refers.

NUMBER OF CASES	None

c. Indicate whether THE COMPANY or its Board of Directors has a Code of Ethics or similar document in which conflicts of interest that could arise are regulated.

(.X.) YES          (...) NO

If the reply is affirmative, please specify the exact name of the document:
The Codes of Ethics and Ethics for Financial Professionals have been established in the Corporate Policies.

d. Describe the pre-established procedures for approving transactions between related parties.
The Credit Management Committee evaluates the procedures and approves the transactions between the related parties in the same way as in any company.

Principle	Fulfillment
	0	1	2	3	4
15. The Board of Directors must carry out certain key functions, namely:
Principle (V.D.5).- Ensure the integrity of the accounting systems and the company’s financial statements, including an independent audit, and the existence of the necessary control systems, especially financial and non-financial risk control and fulfillment of the law.
					X

a. If THE COMPANY’s Board of Directors is responsible for the function described in this principle, indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(X.)	(X.)	(...)	(...)	In the Statutes and in the Corporate Policies – Auditing Committee.
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT IT IS NOT REGULATED
(...) NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION

b. Indicate whether THE COMPANY has financial and non-financial risk control systems.

(.X.) YES           (...) NO

c. Indicate whether the control systems referred to in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(X.)	(X.)	(...)	Normative System – Operational Risk Administration, Market Risk and Credit Policy Administration.
* Specify the name of the document, if not THE COMPANY’s statutes.

(...)         THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
16. The Board of Directors must carry out certain key functions, namely:
Principle(V.D.6).- Supervise the effectiveness of the governance practices accordance with which it operates, carrying out changes as they become necessary
				X

a. Is the Board of Directors of THE COMPANY responsible for the function described in this principle?

(.X.) YES          (...) NO

b. Describe the pre-established procedures for supervising the effectiveness of the governance practices, specifying the number of evaluations that have taken place during the period.
In the sessions of the Board of Directors and the Executive Committee. The number of evaluations is not available.

c. Indicate whether the procedures described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(.X.)       THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
17. The Board of Directors must carry out certain key functions, namely: Principle (V.D.7).- Supervise the information policy.					X

a. If the Board of Directors is responsible for the function described in this principle, please indicate whether this function of the Board is contained in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(.X)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THE BOARD OF DIRECTORS IS RESPONSIBLE FOR THE FUNCTION DESCRIBED BUT THE FUNCTION IS NOT REGULATED.
(...) NOT APPLICABLE. THE BOARD OF DIRECTORS IS NOT RESPONSIBLE FOR THIS FUNCTION.

b. Describe THE COMPANY’s policy on disclosure and communication of information to the shareholders.
The controls and procedures in place for sharing information are in accordance with the following guidelines:
a) Accounting Policies. These must be duly circulated, presented and explained, and their application made uniform and continuous in time. Should changes to the Accounting Policies be proposed, the reasons for and corresponding details of such proposals must be submitted to the Auditing Committee for consideration.
b) Design of the controls and procedures for sharing information: ensure that the information that needs to be presented and circulated in the reports to CONASEV and SEC is registered, processed, consolidated and sent within the time scales established by the standards currently in force. Ensure that the information that needs to be presented and circulated in the reports to CONSASEV and SEC is communicated at the right time to the CEO and the Central Finance Manager and to the people who perform similar functions, in order to allow them to take appropriate decisions regarding the required presentations.

c) Preparation of Form 20F
d) Communication of important facts in the reports to CONASEV and SEC
e) There is a group which inspects the information to be divulged.

(...)         NOT APPLICABLE, THE COMPANY DOES NOT HAVE THE AFORE-MENTIONED POLICY

c. Indicate whether the policy described in the previous question is regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(.X)	(...)	(...)	Corporate Policies – Controls and procedures for divulgation of information
* Specify the name of the document, if not THE COMPANY’s statutes.

(...)            IT IS NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
18. Principle (V.E.1).- The Board of Directors may establish special entities in accordance with the needs and dimensions of the company, especially the entity that takes on the function of auditing. Likewise, these special entities can be formed to take on functions of appointments, payment, control and planning.
These special entities will be constituted within the Board of Directors as support mechanisms and should preferably be made up of independent directors, so that impartial decisions can be made on matters where conflicts of interest could arise.
					X

a. If the reply to the previous question is affirmative, please give the following information regarding each committee of the Board of Directors within THE COMPANY.

Auditing Committee
1. DATE OF CREATION: 31.10.2002

II. FUNCTIONS:

The Auditing Committee has the following functions with regard to:

EXTERNAL AUDITORS

  Nominating the external auditors within three months of the end of the financial year.
  Hiring the external auditors for auditing, revision or certification services and supervising the execution of their work;
  Revising all the reports prepared by the external auditors and informing the Board of Directors;
  Ensuring that the professional team of external auditors has the necessary capacity for carrying out the audit;
  Ensuring that the external auditors fulfill the criteria of independence;
  Ensuring that the external auditors report directly to the Auditing Committee concerning the results of the audit;
  Ensuring that the external auditors’ reports include the evaluation of Credicorp’s internal accounting control system;
  Approving any additional service that may be requested of the external auditors (or of persons or firms affiliated to them);
  Ensuring that the external auditors (or persons or firms affiliated to or related to them) are not hired to carry out any of the services prohibited by the standards of the SEC;
  Resolving disputes that arise between the External Auditors and the Corporation’s Management regarding the financial reports they are inspecting.
  Checking and evaluating the formal communication that the external auditors must send on independent relationships and conflicts of interest with Credicorp.

MANAGEMENT OF COMPLAINTS AND INFORMATION RECEIVED

  Receiving and administering the complaints and information received from the personnel of the Corporation relating to matters of accounting, finance, internal control and auditing, according to procedures established by the Committee in the Corporation’s Denunciation System policy;
  Administering the anonymous and confidencial denunciations presented by employees of the Corporation relating to irregular accounting transactions, guaranteeing their protection against reprisals, reprimands or other measures by the Management of the Corporation.

HIRING ADVISORS

  Hiring the services of external advisors or any expert or experts on legal and/or accounting matters, as considered necessary for carrying out their repsonsibilities. If another opinion is required on a technical matter or if the Committee requires additional information, in order to avoid conflicts of interest, the advisors contracted must not be the same as those hired by management for those specific purposes.

BUDGET

  Obtaining resources from Credicorp to hire the firm of external auditors in order to issue an auditor’s report or related task, or any other auditing, inspection, evaluation or certification service;
  Obtaining resources from Credicorp for paying any advisor hired by the Auditing Committee.

INTERNAL CONTROLS

  Evaluating the design of the Corporation’s internal control procedures in order to guarantee that:
                     o They protect the assets effectively,

                     o They enable verification that the transactions are being adequately authorized and registered;

  Ensuring that Management has implemented the suggestions and recommendations resulting from the internal control evaluations carried out by the Auditing Division and by the External Auditors, by revising the corresponding reports;
  Being involved in the analysis of any deficiency in the internal control system and frauds declared in the certifications that are sent to CONASEV and SEC.

FINANCIAL CONTROLS

  Evaluating the main accounting principles used in producing Credicorp’s financial statements;
  Evaluating the presentation of financial statements, including:
•	The most significant matters in the selection and application of and/or changes in the accounting principles,
•	The effectiveness and operativeness of internal controls in the preparation of the financial statements;
•	The corrective measures adopted as a result of significant deficiencies in control that may have been identified.
  Evaluating the analysis of financial information or accounting matters prepared by the administration and/or the external auditors, paying special attention to:
o	Significant matters of financial information,
•	Opinions issued in connection with the preparation of the financial statements,
•	The effects of using other alternatives permitted by generally accepted accounting principles in the preparation of the financial statements,
•	Off balance sheet operations.
•	Inspecting the reports that are prepared on important accounting policies and practices applied by the Corporation.
•
Evaluating the alternative accounting methods that are permitted by Generally Accepted Accounting Principles that have been discussed by the external auditor with Credicorp’s management, including the possible effects of using such alternatives and the approach preferred by the auditor;

•	Seeing and evaluating the draft financial statements of the entity;
•	Seeing and evaluating the report on the financial statements issued by the external auditors;
•	Seeing and evaluating the annual work plan of Credicorp’s Internal Auditing Division and the external auditors and others that are of significant importance to the Corporation;
•	Inspecting the quarterly financial statements;
•
Inspecting the annual audited financial statements and the quarterly financial statements with Credicorp’s management and, in relevant cases, with the external auditors, including the analysis of the financial situation and the results of the operations.

REGULATORY MATTERS

  Ensuring that regulatory and legal requirements are fulfilled within the jurisdiction applicable to each case;
  Taking corrective measures if reports are received from the Credicorp lawyers on the existence of significant violations to the SEC standards or infulfillment of Credicorp’s fiduciary duties;
  Checking the reports that have to be presented to the SEC and other competing authorities with the management and external auditors prior to their presentation;

INTERNAL AUDITORS

  Approving the Annual Work Plan.
  Inspecting and evaluating the reports that are issued.
  Inspecting and evaluating the bi-annual report on the controls and procedures of divulgation of information (CPD).
  Evaluating the fulfillment of the Annual Work Plan.

OTHER MATTERS

  Preparing periodic reports for the Board of Directors on the principal tasks carried out during its leadership. This report can be backed up by any member of the Committee or by all its members.
  Holding separate, periodic meetings with:
o	The Management,
o	The Auditing Division,
o	The External Auditors;

III. PRINCIPAL RULES FOR ORGANIZATION AND FUNCTIONING:
The Auditing Committee is selected by Credicorp’s Board of Directors and is made up of not fewer than four of its members.

The Committee is responsible for the supervision, monitoring and independent inspection of:

1. The processes for the preparation of the financial and accounting information of Credicorp and its subsidiaries;
2. Credicorp’s internal control procedures;
3. The audits carried out into Credicorp’s financial statements; and
4. The integrity of Credicorp’s financial statements.
5. The Auditing Committee looks out for the interests of the investors and supervises the fulfillment of the standards established by the Securities and Exchange Commission (hereonafter the “SEC”) and other regulatory entitities.

IV. MEMBERS OF THE COMMITTEE:
NAMES AND LAST NAMES	DATE		ROLE WITHIN THE COMMITTEE
	START	FINISH
Luis Enrique Yarur	28.11.02		President and financial expert
Luis Nicolini B.	28.11.02		Director
Reynaldo Llosa B.	28.11.02		Director
Juan Carlos Verme G	28.11.02		Director
V. NUMBER OF SESSIONS HELD DURING THE FINANCIAL YEAR:			6
VI. DOES IT HAVE DELEGATED FACULTIES IN ACCORDANCE WITH ARTICLE 174 OF GENERAL COMPANIES LAW?			(.X.) YES	(...) NO

(...)        NOT APPLICABLE, THE COMPANY DOES NOT HAVE COMMITTEES WITHIN THE BOARD OF DIRECTORS

Principle	Fulfillment
	0	1	2	3	4
19. Principle (V.E.3).- The number of members of a company’s Board of Directors should ensure the plurality of opinions within said Board, so that the decisions adopted are a consequence of an appropriate deliberation, always considering the best interests of the company and the shareholders.
					X

a. Give the following information regarding the directors of THE COMPANY during the financial year to which this report refers.

Names and Last Names	Education 2.	Date		Shareholder Participation /..
		Start 1/.	Finish	Nº of Shares	Part. (%)
Dependent Directors
Dionisio Romero S.

Master's in Business Administration, University of Stanford , BA in Economic Science, Pomona College , California , both in the United States of America . Mr Romero is Chairman of the Board of Credicorp Ltd., and President of the Banco de Crédito del Perú. President of Atlantic Security Holding Corporation, Gran Cayman. He is Director and President of the Banco de Crédito of Bolivia , President of the Crédito Group and BCP's subsidiaries: Credileasing, Credifondo SAFM, Creditítulos, Inmobiliaria BCP, Soluciones en Procesamiento - Servicorp, and Vice President of Pacífico Peruano Suiza. Director of the Banco de Crédito e Inversiones , Chile .

		18.08.95		N/A	N/A

Independent Directors
Luis Nicolini B.	Businessman dedicated specifically to financial, industrial and agro-industrial activities. As a banker, he holds the position of Vice President of the Banco de Crédito del Perú. He is also Vice President and Director of the Banco de Crédito of Bolivia and all BCP's subsidiaries. He is Vice President of Credicorp and of Atlantic Security Bank. In addition, he is Director of Inversiones Centenario, Alicorp and Pacifico Peruano Suiza, and Chairman of the Board of the textile company Fábrica de Tejidos La Bellota.	18.08.95	N/A	N/A
Fernando Fort M.	Lawyer and Partner of the Legal Firm Fort, Bertorini y Godoy. He is Director of BCP's Subsidiaries and the Banco de Crédito of Bolivia . Director of Atlantic Security Bank. He is a member of the Board of Directors of Inversiones Centenario, Generalima S.A., Almacenera del Perú S.A., Empresa de Generación Termoeléctrica Ventanilla S.A. - Etevensa, Inversiones Distrilima S.A., Hermes Transportes Blindados S.A. and Motores Diesel Andinos S.A.	30.03.99	N/A	N/A
Reynaldo Llosa B.	Administrator of Companies, he has studied at the London School Of Economics, Great Britain. Director of the Banco de Crédito del Perú. He is Director of BCP's subsidiaries and of the Banco de Crédito de Bolivia . Director of Atlantic Security Bank. He is a Principal Partner and CEO of the firm F.N. Jones S.R.Ltda, and Director of Pacifico Peruano Suiza, Distrilima, Generalima, Etevensa, Edelnor, Almacenara del Perú and Inversiones Centenario.	18.08.95	N/A	N/A

Juan Carlos Verme G.	Businessman. He has studied at the University of Zurich, Switzerland and has a Master's from ESAN, Lima . Director of the Banco de Crédito del Perú and member of the Board of Directors of the Subsidiaries of BCP and the Banco de Crédito de Bolivia . He is Director of Atlantic Security Bank. He is on the Board of Directors of important industrial companies. He is a member of the General Assembly of Associates of the Patronage of the Art Museum of Lima , of which he is the current Chairman.	18.08.95	N/A	N/A
Luis Enrique Yarur

Master's in Economics and Company Management from the EISE, Spain , and Lawyer graduated from the University of Navarra , Spain . He is currently President of Juan Yarur S.A.C., President of the Banco de Crédito e Inversiones , Chile , Vice President of the Asociación de Bancos e Instituciones Financieras A.G. and Director of the Stock Exchange in Santiago . He is also a member of the International Advisory Board IESE, España, Member of the Business Advisory Commission of the ESE, University of the Andes, Director of Bci Seguros Generales S.A., Director Bci Seguros de Vida S.A., President of Jordan S.A. and Vice President of Lourdes S.A. Director of the Banco de Crédito del Perú .

		31.03.05	N/A	N/A
Felipe Ortiz de Zevallos	Industrial Engineer with a Master's in Administrative Science from the University of Rochester and a degree from the Administration Program of the Harvard Business School . Mr Ortiz de Zevallos is the Rector of the Universidad del Pacífico en Lima (elected for the 2004-2009 period). He is also a member of the Board of Directors of several companies, among them Grupo Apoyo (Chairman of the Board), Mining Company Buenaventura S.A. and Universia.	31.03.05	N/A	N/A

Germán Suárez Chávez	Economist with a Master's in Economy from the University of Columbia . Mr Suárez was the Executive Chairman of the Board of Directors of the Central Reserve Bank of Peru from 1992 to 2001, and is a member of the Board of several companies, such as the Mining Company Buenaventura S.A. and Refinería La Pampilla.	31.03.05	N/A	N/A
1/. Corresponds to the first appointment.
2/. Include professional education and whether he has experience in other Boards of Directors.
3/. Only obligatory for directors with a participation in the social capital that is equal to or greater than 5% of the company’s shares.

Principle	Fulfillment
	0	1	2	3	4
20. Principle (V.F, second paragraph).- Information pertaining to the matters that will be dealt with in each session must be at the disposal of the directors in sufficient time for them to read it, unless it concerns strategic matters that demand confidentiality, in which case it will be necessary to establish mechanisms by which the directors can evaluate such matters adequately.
				X

a. How is information on matters that will be dealt with in a Board meeting communicated to the directors?

(.X.) ELECTRONIC MAIL
 (.X.) MAIL
(.....) OTHER..............................................................................................
(.X..) IT IS COLLECTED IN PERSON WITHIN THE COMPANY

b. How many days in advance is the information on matters to be dealt with in a session at the disposal of the directors of THE COMPANY?

	FEWER THAN 3 DAYS	FROM 3 TO 5 DAYS	MORE THAN 5 DAYS
NON-CONFIDENTIAL INFORMATION	(...)	(...)	(.X.)
CONFIDENTIAL INFORMATION	(.X.)	(...)	(...)

c. Indicate whether the procedures established to allow directors to analyse information considered confidential are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(...)          THE COMPANY HAS AN ESTABLISHED PROCEDURE BUT IT IS NOT REGULATED
(.X.)          NOT APPLICABLE. THE COMPANY DOES NOT HAVE A PROCEDURE

Principle	Fulfillment
	0	1	2	3	4
21. Principle (V.F, third paragraph).- Following clearly established and defined policies, the Board of Directors decides on the hiring of specialized advisory services required by the company to take decisions.
					X

a. Describe the pre-established policies on contracting specialized advisory services by on the Board or the directors.
The Auditing Committee is responsible for this function, as indicated in its regulatory document. The services that are subject to approval from the Auditing Committee fall into four categories:

a) Auditing Services:

The Auditing services that can be approved by the Committee include:

  Annual auditing of the consolidated financial balances, the subsidiaries, investments in other companies; and any procedures the external auditor may need to carry out in order to form an opinion of Credicorp’s consolidated financial balances.

  Tasks that the external auditor may need to carry out as part of an audit, such as revision of the information systems and accounting processes, and evaluations carried out in order to understand and assess the internal control systems, as well as consultations that are made in relation to the audit.

  Certification of the external auditor for internal controls to which Section 404 of the Sarbanes-Oxley Act refers.

The Auditing Committee will supervise the execution of the external auditing services as necessary. It will also approve, if necessary, any modification in the terms, conditions, cost and scope of the audit.

The Auditing Committee may carry out a general approval of other auditing services, which are those that only the external auditor can reasonably provide; such as auditing services required by legal standards, financial audits for subsidiaries or affiliates of Credicorp; and services associated with the presentation of documents to the SEC or other documents published in relation to the supply of bonds/securities.

b) Services related to audting:

The services related to the audit are opinions or services that are in line with the execution of the audit or the revision of Credicorp’s financial balances, and which are traditionally carried out by the external auditor. These services include, among others:

  “Due diligence” with regard to possible acquisitions;

  Advisory services relating to accounting or financial reports;

  Assistance in the comprehension and/or implementation of new accounting and financial rules established by regulatory entities;

  Auditing procedures relating to accounting matters previously agreed with the Management;

  Advice on matters of internal control.

The Auditing Committee can give its general approval of the services relating to the audit if its members consider that these services do not compromise the independence of the external auditor and if they are consistent with the rulings of the SEC.

c) Taxation Services:

Taxation services include fulfillment of current taxation standards, planning and recommendations that do not compromise the independence of the external auditor.

The Auditing Committee can give its general approval of those taxation services that have historically been provided by the external auditor and which are consistent with regulations regarding the independence of the auditor issued by the SEC. Any taxation service that involves complex transactions needs specific approval from the Auditing Committee.

d) Other services:

These are the recurring or non-recurring services that do not compromise the independence of the external auditor and which are permitted by the regulations for the independence of the auditor issued by the SEC.

(...)        NOT APPLICABLE. THE COMPANY DOES NOT HAVE THE AFORE-MENTIONED POLICIES

b. Indicate whether the policies described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(.X)	(...)	(...)	Corporate Policies – Auditing Committee
* Specify the name of the document, if not THE COMPANY’s statutes.

(...) THEY ARE NOT REGULATED

c. Give the list of specialized advisors to the Board of Directors who have provided services to aid THE COMPANY’s decision making during the financial year to which this report refers.

Medina, Zaldivar Paredez y Asociados

Principle	Fulfillment
	0	1	2	3	4
22. Principle (V.H.1) .- The new directors must be instructed in their faculties and responsibilities and on the characteristics and organizational structure of the company.				X

a. If THE COMPANY has induction programs for the new directors, indicate whether such programs are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(.X.)         THE INDUCTION PROGRAMS ARE NOT REGULATED
(...)          NOT APPLICABLE. THE COMPANY DOES NOT HAVE THE AFORE-MENTIONED PROGRAMS

Principle	Fulfillment
	0	1	2	3	4
23. Principle V.H.3).- Procedures must be established for the Board of Directors to elect one or more replacements should a case arise where there is a vacancy for one or more directors and there are no substitute directors, in order to complete the numbers for the remaining period, if there is no provision for a different approach in the Statutes.
					X

a. During the financial year to which this report refers, has a vacancy arisen for one or more directors?

(...) YES          (.X.) NO

b. If the answer to the previous question is affirmative, in accordance with the second paragraph of article 157 of the General Companies Law, please indicate the following:

	YES	NO
DID THE BOARD OF DIRECTORS ELECT THE REPLACEMENT?	(...)	(...)
IF YES, WHAT WAS THE AVERAGE TIME TAKEN TO DESIGNATE THE NEW DIRECTOR (IN CALENDAR DAYS)?

c. Describe the pre-established procedures for electing replacements for directorship vacancies.
Majority decision of the Directors

(...)         NOT APPLICABLE. THE COMPANY DOES NOT HAVE PROCEDURES

d. Indicate whether the procedures described in the previous question are contained in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(.X)	(...)	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.

(...)         THEY ARE NOT REGULATED

Principle	Fulfillment
	0	1	2	3	4
24. Principle (V.I, first paragraph).- The functions of the Chairman of the Board, Executive Chairman (if relevant), and the CEO, should be clearly defined in the statutes or the internal regulations of the company in order to avoid possible conflicts and duplication of functions.
					X
25. Principle (V.I, second paragraph).- The organic structure of the company should prevent all the functions, responsibilities and authority from being centralized on the Chairman of the Board, the Executive Chairman, the CEO and other officials with management responsibilities.
					X

a. Should any of the replies to the previous question be affirmative, indicate whether the responsibilities of the Chairman of the Board of Directors, of the Executive Chairman (should there be one), of the CEO and of other officials with management responsibilities are contained in one or any of THE COMPANY’s documents.

Responsibilities of:	Statutes	Internal regulation	Manual	Other	Name of the document*	They are not regulated	Not applicable **
Chairman of the board	(.X.)	(...)	(...)	(...)		(...)	(...)
Executive chairman	(.X.)	(...)	(...)	(...)		(...)	(...)
CEO	(X..)	(...)	(...)	(...)		(...)	(...)
Management staff	(...)	(.X)	(...)	(...)	Structure and functions	(...)	(...)
* Specify the name of the document, if not THE COMPANY’s statutes.
** The functions and responsibilities of the officeholder indicated are not defined in THE COMPANY.
Principle	Fulfillment
	0	1	2	3	4
26. Principle V.I.5).- It is recommended that Management receive at least part of their payment on the basis of the company’s results, thus ensuring that the objective of maximizing the value of the company in favor of the shareholders is achieved.
					X

a. With regard to the bonus policy for management staff, indicate the way(s) in which bonuses are given:

(...) AWARDING OF SHARES
(X) AWARDING OF OPTIONS
(...) MONETARY AWARDS
(...) OTHER. Give details ...............................................................................................................
(...) NOT APPLICABLE. THE COMPANY DOES NOT HAVE BONUS PROGRAMS FOR MANAGEMENT STAFF.

b. Indicate whether the payment (without taking bonuses into account) received by the CEO and management staff is:

	A FIXED AMOUNT	A VARIABLE AMOUNT	PAYMENT (%)*
CEO	(...)	(...)
MANAGEMENT STAFF	(...)	(...)
* Indicate the percentage represented by the total amount of annual payments made to the members of the management staff and the CEO, in relation to THE COMPANY’s level of net income, according to the financial statements.

c. Indicate whether THE COMPANY has some kind of established guarantees or similar in the case of dismissals of the CEO and/or management staff.

(...) YES         (...) NO

II. SECOND SECTION: ADDITIONAL INFORMATION

RIGHTS OF THE SHAREHOLDERS

a. Describe the means used to communicate to new shareholders their rights and how they can exercise them.

(..) ELECTRONIC MAIL
(..) DIRECTLY WITHIN THE COMPANY
 (..) BY TELEPHONE
(..) WEB PAGE
(..) VIA MAIL
(..) OTHER. PLEASE SPECIFY ..................................................................................................
(X) NOT APPLICABLE. NEW SHAREHOLDERS ARE NOT TOLD OF THEIR RIGHTS NOR OF HOW TO EXERCISE THEM

b. Indicate whether the shareholders have a hard copy of the points to be discussed on the agenda during the shareholder meeting and the documents that give the background to them.

(.x.) YES             (...) NO

c. Indicate which person or entity of THE COMPANY is responsible for following up the agreements adopted in the Shareholder Meetings. If it is a person, please include his/her position and the area in which he/she works.

AREA	Corporate Secretary

PERSON RESPONSIBLE
NAMES AND LAST NAMES	POSITION	AREA
Fernando Palao	Corporate Secretary	Corporate Secretary

d. Indicate whether the information relating to the possessions of THE COMPANY’S shareholders is in:

(...)         THE COMPANY
(..X.)      A COMPENSATION AND LIQUIDATION INSTITUTION

e. Indicate how frequently THE COMPANY updates the data referring to shareholders who appear in their share register.

FREQUENCY	INFORMATION SUBJECT TO UPDATING
	HOME ADDRESS	ELECTRONIC MAIL	TELEPHONE NUMBER
MORE THAN MONTHLY	(...)	(...)	(...)
MONTHLY	(...)	(...)	(...)
QUARTERLY	(...)	(...)	(...)
ANNUALLY	(...)	(...)	(...)
LESS THAN ANNUALLY	(...)	(...)	(...)

(.X.) OTHER, please specify The agent who registers the shares is The Bank of New York and the SAP are responsible for communicating changes to CAVALI.

f. Describe THE COMPANY’s dividend policy applicable to the financial year to which this report refers.

Date of approval
Entity that approved it	Board of Directors
Divident Policy (criteria for the distribution of profits)

According to the Law of The Bermudas, the dividends can be declared and paid periodically, on the condition that Credicorp can pay its obligations on the deadlines, and the attainable value of Credicorp's assets is not less than the aggregate of its obligations and the accounts of the premiums of the shares and the social capital issued after the payment of said dividends. If it is not possible to ensure that dividends will be paid, or the amount of the dividends if there were any, Credicorp expects to announce and pay dividends annually, and Credicorp's Board of Directors currently intends to authorize payment to shareholders of annual dividends of not less than 25% of the net consolidated profits. However, the payment of dividends remains subject to the Law of The Bermudas and to the discretion of the Board of Directors of Credicorp and will depend on the general situation of Credicorp's business and financial performance, the availability of dividends fr om Credicorp's subsidiaries and the restrictions to their payment and other factors that Credicorp's Board of Directors considers relevant.

For the payment of dividends to the holders of Credicorp's Common Shares and to cover the company's costs, Credicorp depends almost exclusively on the dividends from its subsidiaries, and will be able to determine that its subsidiaries declare dividends subject to the certain demands on reserves and capital, according to the laws applicable to the banking and insurance industry.

g. If relevant, specify which dividends are in cash and which are in shares distributed by THE COMPANY in the financial year to which this report refers and in the previous financial year.

DATE OF DELIVERY	DIVIDEND PER SHARE
	IN CASH	IN SHARES
TYPE OF UNIQUE SHARE
FINANCIAL YEAR N-1- MAY 2, 2005	US$ 0.80
FINANCIAL YEAR N 2- APRIL 30, 2004	US$ 0.40
TYPE OF SHARE
FINANCIAL YEAR N-1
FINANCIAL YEAR N
INVESTMENT SHARES
FINANCIAL YEAR N-1
FINANCIAL YEAR N

BOARD OF DIRECTORS

h. Please provide the following information on the sessions of THE COMPANY’s Board of Directors carried out during the financial year to which this report refers:

NUMBER OF SESSIONS CARRIED OUT:	19
NUMBER OF SESSIONS IN WHICH ONE OR MORE DIRECTORS WERE REPRESENTED BY SUBSTITUTE OR ALTERNATE DIRECTORS	0
NUMBER OF TITLED DIRECTORS WHO WERE REPRESENTED ON AT LEAST ONE OCCASION	0

i. Indicate the type of bonuses received by the Board of Directors for fulfillment of goals in THE COMPANY.
None

(.X.)            NOT APPLICABLE. THE COMPANY DOES NOT HAVE BONUS PROGRAMS FOR DIRECTORS

j. Indicate whether the types of bonuses described in the previous question are regulated in one or any of THE COMPANY’s documents.

STATUTE	INTERNAL REGULATION	MANUAL	OTHER	NAME OF THE DOCUMENT*
(...)	(...)	(...)	(...)

* Specify the name of the document, if not THE COMPANY’s statutes.

(.X.)          THEY ARE NOT REGULATED

k. Indicate the percentage represented by the total amount of annual payments to the directors, compared to the level of net income, according to THE COMPANY’s financial statements.

TOTAL PAYMENTS (%)
INDEPENDENT DIRECTORS	0.01%
DEPENDENT DIRECTORS	N/A

l. Indicate whether Board discussions on management performance took place without the presence of the CEO.

(...) YES            (.X..) NO

SHAREHOLDERS AND POSSESSIONS

m. Indicate the number of shareholders with the right to vote, shareholders without the right to vote (if there are any) and investment shareholders (if there are any) of THE COMPANY at the close of the financial year to which this report refers.

TYPE OF SHARE (including investment shares)	NUMBER OF HOLDERS (at the close of the financial year)
SHARES WITH THE RIGHT TO VOTE	4.884
SHARES WITHOUT THE RIGHT TO VOTE	-
INVESTMENT SHARES	-
TOTAL	4.884

n. Give the following information on shareholders and investment shareholders with a participation greater than 5% at the close of the financial year to which this report refers.
Type of Share: ......ONLY ONE TYPE .......................................

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
ÁTLANTIC SECURITY HOLDING CORP		15.49	GRAN CAYMAN
IN-FONDOS		10.84	PERU
NV-FONDOS		7.60	PERU
HO-FONDOS		8.91	PERU
PR-FONDOS		5.66	PERU
URIGELER INTERNATIONAL		5.60	PANAMA

Type of Share: .....NEGATIVE ...................................................

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
-0-

Investment Shares NEGATIVE

NAMES AND LAST NAMES	NUMBER OF SHARES	PARTICIPATION (%)	NATIONALITY
-0-

OTHER

o.  Indicate whether the company has an internal code of conduct or similar document concerning ethical criteria or professional responsibility.

(.X) YES              ( ) NO

If the answer is affirmative, give the exact name of the document:
Code of Ethics
Code of Ethics for Professionals with financial responsibility

p.  Are records kept of cases where the afore-mentioned regulations (question a) have not been fulfilled?

(.X) YES              ( ) NO

q.  If the answer to the previous question is affirmative, please give the name of the person or entity responsible for maintaining said records in the company.

r.

AREA RESPONSIBLE	LABOR RELATIONS DEPARTMENT – HUMAN RESOURCES DIVISION

PERSON RESPONSIBLE
NAMES AND LAST NAMES	TITLE	AREA
Rocio vignes pareja	HEAD OF THE LABOR RELATIONS DEPARTMENT	HUMAN RESOURCES

s. Please give the following information for all documents mentioned in the present report (Statutes, Internal Regulations, Manual or other documents):

NAME OF THE DOCUMENT	APPROVAL BODY	DATE OF APPROVAL	DATE OF LAST MODIFICATION
CREDICORP’S CODE OF ETHICS	N/A	PENDING
CODE OF ETHICS FOR PROFESSIONALS WITH FINANCIAL RESPONSIBILITIES - CREDICORP	N/A	PENDING

t. Include any other information you consider relevant.

_________________________________________________________________________________________

_________________________________________________________________________________________

_________________________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.